



SEC MAIL PROCESSING
RECEIVED
JUL 27 2010
SECTION
WASH., D.C.
211


KEWAUNEE®
Scientific Corporation

# 2010 ANNUAL REPORT

## Corporate Profile

For over 100 years, Kewaunee Scientific Corporation has been a recognized leader in the design, manufacture, and installation of laboratory and technical furniture products.

Laboratory furniture products include both steel and wood cabinetry, fume hoods, flexible systems, and worksurfaces. Technical furniture products include workstations, workbenches, computer enclosures, and network storage systems.

Kewaunee's corporate headquarters are located in Statesville, North Carolina. The Company's manufacturing facilities are located in Statesville and Bangalore, India. The Company has subsidiaries in Singapore and Bangalore that serve the Asian and Middle East markets.



KEWAUNEE
Scientific
Corporation

Dear Stockholder: July 16, 2010

Kewaunee emerged from a very difficult year in fiscal year 2010 as a stronger company, both operationally and financially. Although sales and net earnings for the year were below the prior year's record figures, they both were the second highest in the Company's history. Sales for the year were $99,093,000, down 4.7% from the prior year, and net earnings were $3,572,000, or $1.39 per diluted share, down from net earnings of $4,247,000, or $1.66 per diluted share, in the prior year. If it had not been for a large increase in pension expense for the year resulting from the prior year's decline in the financial markets, net earnings would have been nearly even with the prior year.

Sales from our domestic operations in Statesville were $87,561,000, down 3.0% from the prior year. This decline was the result of lower sales of small and mid-sized laboratory projects and higher sales of larger projects. Capital spending for small and mid-sized laboratory projects has been dramatically impacted by the economic downturn, as these projects are more sensitive to current economic conditions and are subject to delay because of their size and funding sources. These orders also have a more immediate impact on our sales, as they typically have shorter delivery dates. Capital spending for larger laboratory projects, which are normally funded far in advance of scheduled construction, continued to hold up relatively well. New laboratory projects for higher education facilities and government projects have been particularly strong. I am pleased with our competitiveness in winning projects of all sizes, and I am confident we gained market share during the year. This success not only increased our order backlog to a record $68.9 million at year end, but should contribute toward our projected increase in sales for fiscal year 2011.

Sales from our international operations were $11,532,000, down 16.0% from the prior year. In our international markets, and particularly in Singapore, capital spending for projects of all sizes was severely impacted by the economic downturn. In the last half of the year, we began to see the benefits of our expanded dealer representation in the Middle East, as quotation opportunities increased significantly, and we have already been awarded several large orders. The largest of these orders is for a major research university in Saudi Arabia that is projected to begin shipment in the second half of fiscal year 2011. In September 2009, we completed the move to our new, larger manufacturing facility in Bangalore, India. We made a significant investment in new automated equipment for this plant, accompanied by training for our Associates in lean manufacturing techniques and quality. The full manufacturing capabilities and lower cost structure of this new facility is allowing us to compete more successfully for projects in the local Indian marketplace, as well as other locations throughout Asia.

I continue to be pleased with our progress over the past several years in making Kewaunee a leaner and more efficient organization. Our unrelenting focus on improving manufacturing efficiencies and obtaining lower cost global supply sources for raw materials and components has allowed us to compete aggressively and win projects, while increasing profit margins. This was particularly important last year, as the laboratory furniture marketplace became extremely price sensitive. Despite the aggressive competition, we were able to win orders and increase our order backlog.

Our financial condition strengthened further during the year. We finished the year with strong cash flow of $4.5 million and cash on hand of $2.3 million. Bank borrowings and capital lease obligations were a modest $5.1 million at year-end, resulting in a debt-to-equity ratio of .17-to-1. Working capital was a strong $20.1 million at April 30, 2010.

Reflecting our improved financial strength and operating performance, we increased the quarterly cash dividend 25% to $0.10 per share, up from $.08 per share, in the second quarter of the year. This followed an increase in the dividend to $.08 per share from $.07 per share in the prior year. We believe these increases are well deserved by our stockholders.

Some other noteworthy accomplishments during the past year include:

- We introduced to the marketplace our new biological safety cabinet product line. This product line has been certified by the National Sanitation Foundation (NSF) and Underwriters Laboratories (UL), and each unit carries an individual label from these certifying agencies. This product will be sold in all of our current markets and offers us the opportunity to sell into new markets.
- Designs of our new product line of specialty safety cabinets were completed, and approval was obtained from Factory Mutual (FM) to manufacture these products in both our Statesville and India manufacturing facilities. Late in the year, the Company entered into a private label agreement with VWR, our stocking distributor, to distribute these products in the United States, and we have begun manufacturing and shipping products under this arrangement. We believe this new product line will be well received in our international markets.
- Our sales organization was noticeably strengthened, as a number of high quality, experienced people, many of whom previously worked for a competitor, joined Kewaunee in key sales and marketing positions. We also enhanced our dealer representation in the Middle East. This enabled us to successfully win several prestigious projects in the Middle East, and we are currently pursuing additional multi-million dollar projects.
- After completing the move into our new manufacturing facility in India, we began planning a significant building expansion to our epoxy resin facility in Statesville. When this project is completed this fall, we will have more than doubled the manufacturing capacity of this plant.
- Redesigns of several technical furniture products were completed, including our four-leg bench, mobile cart, BASIKBench, and Sturdilite products. These redesigns improve the overall quality of the products, while reducing costs.
- For the seventh consecutive year, Kewaunee received the "Excellent Safety Performance" award from the North Carolina Department of Labor, OSHA Division, for workplace safety.

Looking ahead, we will continue to invest resources for the long-term success of the Company, including:

- With the expansion of our epoxy resin facility in Statesville scheduled for completion in the second quarter, we plan to introduce additional colors and multiple countertop styles, along with a host of other new epoxy products. In addition, we will begin marketing and selling our full product line of innovative biological safety cabinets, both in the domestic and international markets. As a follow-up to these products, we plan to introduce an expanded family of related products in fiscal year 2011, including laminar flow and Class B fume hoods. At the same time, we will selectively continue to seek partnerships that will complement our long-term strategic growth.
- After a thorough analysis and study of the healthcare industry over the past year, Kewaunee is committed to a new strategy of manufacturing casework and architectural millwork products for healthcare facilities. *F.W. Dodge* and *Reed Construction* both estimate the domestic healthcare industry will continue its growth for the foreseeable future, as the baby boomer population continues to age, which in turn will bring increased demand for outpatient care, clinics, hospitals, elderly housing, nursing homes, and other services. Sales into this market are a significant part of our long-term growth plans, as we estimate the market is much larger than the domestic laboratory furniture market in which we now participate. Our ability to successfully compete and grow in this marketplace will benefit from Kewaunee's extensive network of laboratory furniture dealers, most of which are already selling products in this marketplace produced by other manufacturers. We expect to offer a full line of products for this market by the end of fiscal year 2011.

- Manufacturing and engineering designs were recently finalized for a major change in our manufacturing concepts for metal laboratory furniture products that will incorporate advances made in automated machinery and robotics over the past several years. Products manufactured using the new equipment will provide a number of benefits to the Company, including improved quality, increased manufacturing capacity, and lower production and installation costs. We expect to place orders for the new equipment in the second fiscal quarter, and expect production of the new products to be fully-operational in the first half of fiscal year 2012.

Board Changes

In May 2009, Patrick L. McCrory was elected to our Board of Directors. With the unique insights and perspectives provided by his impressive careers in the public and private sectors, Pat is a welcome addition to our Board. In April 2010, Ross W. ("Bill") McCanless was elected to our Board of Directors. With his leadership experience and wealth of knowledge in the financial, accounting, and regulatory areas, Bill is a strong resource for our Board and executive team. We are looking forward to working with Pat and Bill in the years ahead and to their valuable insight and counsel.

I regret to report that Eli Manchester, Jr. will retire as a director of Kewaunee at the Annual Meeting of Stockholders in August 2010 after serving in leadership capacities at Kewaunee for twenty years. Eli served as President and Chief Executive Officer of the Company from 1990 until 2000 and as Chairman of the Board from 1999 until recently. The Company deeply appreciates his outstanding leadership and contributions during his many years of service. I, personally, am grateful for his sound advice, counsel, and support over the years.

Outlook

We enter fiscal year 2011 cautiously optimistic that the worst of the global recession is behind us. At the same time, we acknowledge that the timing and strength of the economic recovery remain uncertain, and recovery may be slow and erratic. Our current expectations are for increased sales and earnings for fiscal year 2011, with sales and earnings for the first half of the year likely below the prior year, followed by a stronger second half of the year. These expectations for Kewaunee are based on the anticipated economic recovery, a review of the scheduled delivery dates for projects in our order backlog, significantly increased quotation activity for international projects over the past several months, and increased manufacturing capabilities at our new Bangalore plant and expanded epoxy resin facility.

Kewaunee's success would not be possible without the dedication of our Associates, dealers and direct sales representatives. These talented and energetic individuals have responded with overwhelming commitment to our business strategies and goals. We thank all of them for their outstanding efforts. We also acknowledge the important contributions of our stocking distributor, VWR. Finally, we particularly appreciate your confidence as stockholders and investors in these challenging times, and we look forward to continuing to provide you a good return on your investment.

Sincerely,



William A. Shumaker
Chairman of the Board,
President, Chief Executive Officer

*See page 5 of this Annual Report for a discussion of factors that could significantly impact results or achievements expressed or implied by forward-looking statements made in this letter.*

[THIS PAGE INTENTIONALLY LEFT BLANK]

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended April 30, 2010 or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from ______ to ______**

**Commission file number 0-5286**

# KEWAUNEE SCIENTIFIC CORPORATION
(Exact name of registrant as specified in its charter)

| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **38-0715562**<br>(IRS Employer Identification No.) |
|---|---|
| **2700 West Front Street**<br>**Statesville, North Carolina**<br>(Address of principal executive offices) | **28677-2927**<br>(Zip Code) |

**Registrant's telephone number, including area code: (704) 873-7202**
**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Exchange on which registered |
|---|---|
| **Common Stock $2.50 par value** | **Nasdaq Global Market** |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of shares of voting stock held by non-affiliates of the registrant was approximately $25,912,482, based on the last reported sale price of the registrant's Common Stock on October 30, 2009, the last business day of the registrant's most recently completed second fiscal quarter. Only shares beneficially owned by directors of the registrant (excluding shares subject to options) and each person owning more than 10% of the outstanding Common Stock of the registrant were excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 6, 2010, the registrant had outstanding 2,572,743 shares of Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE: Those portions of the Company's proxy statement for use in connection with Kewaunee Scientific Corporation's annual meeting of stockholders to be held on August 25, 2010, indicated in this report are incorporated by reference into Part III hereof.

**Table of Contents** **Page or Reference**

PART I

## Item 1. Business

### GENERAL

Our principal business is the design, manufacture, and installation of laboratory and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, flexible systems, and worksurfaces. Technical furniture products include workstations, workbenches, computer enclosures, and network storage systems.

Our products are sold primarily through purchase orders and contracts submitted by customers through our dealers and commissioned agents and a national distributor, as well as through competitive bids submitted by us and our subsidiaries in India and Singapore. Products are sold principally to pharmaceutical, biotechnology, industrial, chemical, and commercial research laboratories, educational institutions, healthcare institutions, governmental entities, manufacturing facilities, and users of networking furniture. We consider the markets in which we compete to be highly competitive, with a significant amount of the business involving competitive public bidding.

It is common in the laboratory furniture industry for customer orders to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Changes or delays in building construction may cause delays in delivery of the orders and our recognition of the sale. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between quotation of an order and delivery of the product. The impact of such possible increases is considered when determining the sales price.

Our need for working capital and our credit practices are comparable to those of other companies manufacturing, selling, and installing similar products in similar markets. Since our products are used in building construction projects, in many cases payments for our laboratory products are received over longer periods of time than payments for many other types of manufactured products, thus requiring increased working capital. In addition, payment terms associated with certain projects provide for a retention amount until completion of the project, thus also increasing required working capital. On average, payments for our products are received during the quarter following shipment, with the exception of the retention amounts which are collected at the completion of the project.

The principal raw materials and products manufactured by others and used by us in our products are cold-rolled carbon and stainless steel, hardwood lumber and plywood, paint, chemicals, resins, hardware, plumbing, and electrical fittings. Such materials and products are purchased from multiple suppliers and are typically readily available.

We hold various patents and patent rights, but do not consider that our success or growth is dependent upon our patents or patent rights. Our business is not dependent upon licenses, franchises, or concessions.

Our business is not generally cyclical, although sales are sometimes lower during our third quarter because of slower construction activity in certain areas of the country during the winter months. Our business is not dependent on any one or a few customers; however, sales to our national distributor, VWR International, LLC, represented approximately 10 percent of sales in fiscal year 2010 and approximately 13 percent of our total sales in each of fiscal years 2009 and 2008.

Our order backlog at April 30, 2010 was $68.9 million, as compared to $62.7 million at April 30, 2009 and $58.7 million at April 30, 2008. All but $16.6 million of the backlog at April 30, 2010 was scheduled for shipment during fiscal year 2011; however, it may reasonably be expected that delays in shipments will occur because of customer rescheduling or delay in completion of projects which involve the installation of our products. Based on scheduled shipment dates and past experience, we estimate that more than 70 percent of our order backlog at April 30, 2010 will be shipped during fiscal year 2011.

## SEGMENT INFORMATION

See Note 9 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report on Form 10-K for information concerning our Domestic and International business segments.

## COMPETITION

We consider the industries in which we compete to be highly competitive and believe that the principal competitive factors are price, product performance, and customer service. A significant portion of our business is based upon competitive public bidding.

## RESEARCH AND DEVELOPMENT

The amount spent and expensed by us during the fiscal year ended April 30, 2010 on research and development activities related to new or re-designed products was $1,296,000. The amounts spent for similar purposes in the fiscal years ended April 30, 2009 and 2008 were $1,108,000 and $1,192,000, respectively.

## ENVIRONMENTAL COMPLIANCE

In the last three fiscal years, compliance with federal, state, or local provisions enacted or adopted regulating the discharge of materials into the environment has had no material effect on us. There is no material capital expenditure anticipated for such purposes, and accordingly, such regulation is not expected to have a material effect on our earnings or competitive position.

## EMPLOYEES

At April 30, 2010, we had 462 domestic and 116 international full-time employees.

## OTHER INFORMATION

Our Internet address is **www.kewaunee.com**. We make available, free of charge through this web site, our annual report to stockholders. Our Form 10-K and 10-Q financial reports may be obtained by stockholders by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. The public may also obtain information on our reports, proxy, and information statements at the SEC Internet site **www.sec.gov**.

## SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements included and referenced in this report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors affecting our operations, markets, products, services, and prices, as well as prices for certain raw materials and energy. The cautionary statements made by us pursuant to the Reform Act herein and elsewhere should not be construed as exhaustive. We cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends" or the like to be uncertain and forward-looking.

## EXECUTIVE OFFICERS OF THE REGISTRANT

Included in Part III, Item 10(b) of this Annual Report on Form 10-K.

## Item 1A. Risk Factors

You should carefully consider the following risks before you decide to buy shares of our common stock. If any of the following risks actually occur, our business, results of operations, or financial condition would likely suffer. In such case, the trading price of our common stock would decline, and you may lose all or part of the money you paid to buy our stock.

This and other public reports may contain forward-looking statements based on current expectations, assumptions, estimates, and projections about us and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those forward-looking statements as a result of many factors, as more fully described below and elsewhere in our public reports. We do not undertake to update publicly any forward-looking statements for any reasons, even if new information becomes available or other events occur in the future.

**Disruptions in the financial markets have created uncertainty and deteriorating economic conditions may adversely affect our customers and our business.**

The financial markets in the United States, Europe, and Asia continue to be volatile. The tightening of credit in financial markets, continuation or worsening of the current economic conditions, a prolonged global, national or regional economic recession or other similar events could have a material adverse effect on the demand for our products and on our sales, pricing and profitability. We are unable to predict the likely duration of these adverse economic conditions and the impact these events may have on our operations and the laboratory furniture industry in general.

**If we fail to compete effectively, our revenue and profit margins could decline.**

We face a variety of competition in all of the markets in which we participate. Competitive pricing, including price competition or the introduction of new products, could have material adverse effects on our revenues and profit margins.

Our ability to compete effectively depends to a significant extent on the specification or approval of our products by architects, engineers, and customers. If a significant segment of those communities were to decide that the design, materials, manufacturing, testing, or quality control of our products is inferior to that of any of our competitors, our sales and profits would be materially and adversely affected.

**If we lose a large customer, our sales and profits would decline.**

We have substantial sales to one large customer. That distributor accounted for approximately 10% of our net sales in fiscal year 2010. Loss of all or a part of our sales to a large customer would have a material effect on our revenues and profits.

**An increase in the price of raw materials and energy could negatively affect our sales and profits.**

It is common in the laboratory furniture industry for customers to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor, material, and energy costs between the quotation of an order and the delivery of the products. Our principal raw materials are steel, including stainless steel, wood, and epoxy resin. Numerous factors beyond our control, such as general economic conditions, competition, worldwide demand, labor costs, energy costs, and import duties and other trade restrictions, influence prices for our raw materials. We have not always been able, and in the future we might not be able, to increase our product prices in amounts that correspond to increases in costs of raw materials, without materially and adversely affecting our sales and profits. Where we are not able to increase our prices, increases in our raw material costs will adversely affect our profitability.

**Our future growth may depend on our ability to penetrate new international markets.**

International laws and regulations, construction customs, standards, techniques, and methods differ from those in the United States. Significant challenges of conducting business in foreign countries include, among other factors, local acceptance of our products, political instability, currency controls, changes in import and export regulations, changes in tariff and freight rates, and fluctuations in foreign exchange rates.

**Events outside our control may affect our operating results.**

We have little control over the timing of our customer shipments. Shipments that we anticipate in one quarter may occur in another quarter, affecting both quarters' results. Weather conditions, such as unseasonably warm, cold, or wet weather, can affect and sometimes delay projects. Political and economic events can also affect our revenues. When sales do not meet our expectations, our operating results will be reduced for the relevant quarters.

Our principal markets are in the laboratory building construction industry. This industry is subject to significant volatility due to various factors, none of which is within our control. Declines in construction activity or demand for our products could materially and adversely affect our business and financial condition.

**We depend on key management and technical personnel, the loss of whom could harm our business.**

We depend on certain key management and technical personnel. The loss of one or more key employees may materially and adversely affect us. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing, and management personnel necessary for the maintenance and expansion of our activities. We might not be able to attract or retain such personnel.

**Our stock price is likely to be volatile and could drop.**

The trading price of our Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variation in operating results, announcement of technological innovations or new products by us or our competitors, general conditions in the construction and construction materials industries, relatively low trading volume in our common stock, and other events or factors. In addition, in recent years, the stock market has experienced extreme price fluctuations. This volatility has had a substantial effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of those companies. Securities market fluctuations may adversely affect the market price of our common stock.

**We are subject to a number of significant risks that might cause our actual results to vary materially from our forecasts, targets, or projections, including:**

- Failing to anticipate, appropriately invest in and effectively manage the human, information technology, and logistical resources necessary to support our business, including managing the costs associated with such resources;
- Failing to generate sufficient future positive operating cash flows and, if necessary, secure adequate external financing to fund our growth; and
- Interruptions in service by common carriers that ship goods within our distribution channels.

## Item 2. Properties

We own and operate three adjacent manufacturing facilities in Statesville, North Carolina. These facilities also house our corporate offices, as well as sales and marketing, administration, engineering and drafting personnel. These facilities together comprise approximately 382,000 square feet and are located on approximately 20 acres of land. In addition, at April 30, 2010, we leased our primary distribution facility and other warehouse facilities totaling 220,000 square feet in Statesville, North Carolina. In Bangalore, India we also lease and operate a manufacturing facility comprising 55,000 square feet, a warehouse facility comprising 10,000 square feet, and a facility comprising 7,000 square feet that houses sales and administrative offices.

All of the facilities which we own are held free and clear of any encumbrances. We believe our facilities are suitable for their respective uses and are adequate for our current needs.

## Item 3. Legal Proceedings

From time to time, we are involved in disputes and litigation relating to claims arising out of our operations in the ordinary course of business. Further, we are periodically subject to government audits and inspections. We believe that any such matters presently pending will not, individually or in the aggregate, have a material adverse effect on our results of operations or financial condition.

PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is traded in the Nasdaq Global Market, under the symbol KEQU. The following table sets forth the quarterly high and low prices reported on the Nasdaq Global Market.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **2010** | | | | |
| **High** | **$12.60** | **$16.00** | **$15.88** | **$16.42** |
| **Low** | **$ 9.20** | **$12.00** | **$12.80** | **$13.01** |
| **Close** | **$11.90** | **$13.25** | **$14.37** | **$13.19** |
| 2009 | | | | |
| High | $18.80 | $15.98 | $11.75 | $ 9.50 |
| Low | $ 9.76 | $ 7.00 | $ 6.50 | $ 7.40 |
| Close | $11.16 | $ 9.05 | $ 9.18 | $ 9.38 |

As of July 6, 2010, we estimate there were approximately 1,000 stockholders of our common shares, of which 208 were stockholders of record. We paid cash dividends of $0.38, $0.32, and $0.28 for fiscal years 2010, 2009, and 2008, respectively. We expect to pay dividends in the future in line with our actual and anticipated future operating results.

**SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN**

See Item 12 in this Form 10-K for a discussion of securities authorized for issuance under our equity compensation plans.

**Item 6. Selected Financial Data**

The following table sets forth our selected consolidated financial information for each of the years ended April 30, 2010, 2009, 2008, 2007, and 2006; this information is derived from our audited Consolidated Financial Statements, the most recent three years of which appear elsewhere herein. The data presented below should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

| | Years Ended April 30 | | | | |
|---|---|---|---|---|---|
| **$ and shares in thousands, except per share amounts** | **2010** | 2009 | 2008 | 2007 | 2006 |
| **OPERATING STATEMENT DATA:** | | | | | |
| Net sales | **$99,093** | $103,978 | $89,510 | $81,441 | $84,071 |
| Costs of products sold | **77,690** | 82,605 | 70,338 | 66,355 | 71,663 |
| Gross profit | **21,403** | 21,373 | 19,172 | 15,086 | 12,408 |
| Other operating income | — | — | — | — | 884 |
| Operating expenses | **15,576** | 14,289 | 13,559 | 11,728 | 12,175 |
| Operating earnings | **5,827** | 7,084 | 5,613 | 3,358 | 1,117 |
| Other income (expense) | **1** | (28) | 47 | 53 | 50 |
| Interest expense | **(157)** | (280) | (294) | (670) | (470) |
| Earnings before income taxes | **5,671** | 6,776 | 5,366 | 2,741 | 697 |
| Income tax expense | **1,921** | 2,264 | 1,733 | 902 | 288 |
| Net earnings | **3,750** | 4,512 | 3,633 | 1,839 | 409 |
| Less: Net earnings attributable to noncontrolling interest | **178** | 265 | 499 | 299 | 216 |
| Net earnings attributable to Kewaunee Scientific Corporation | **$ 3,572** | $ 4,247 | $ 3,134 | $ 1,540 | $ 193 |
| Weighted average shares outstanding: | | | | | |
| Basic | **2,564** | 2,555 | 2,530 | 2,493 | 2,492 |
| Diluted | **2,575** | 2,561 | 2,557 | 2,495 | 2,493 |
| **PER SHARE DATA:** | | | | | |
| Net earnings attributable to Kewaunee Scientific Corporation | | | | | |
| Basic | **$ 1.39** | $ 1.66 | $ 1.24 | $ 0.62 | $ 0.08 |
| Diluted | **1.39** | 1.66 | 1.23 | 0.62 | 0.08 |
| Cash dividends | **0.38** | 0.32 | 0.28 | 0.28 | 0.28 |
| Year-end book value | **11.83** | 10.54 | 10.56 | 9.64 | 10.25 |

| | As of April 30 | | | | |
|---|---|---|---|---|---|
| **$ in thousands** | **2010** | 2009 | 2008 | 2007 | 2006 |
| **BALANCE SHEET DATA:** | | | | | |
| Current assets | **$38,582** | $37,545 | $33,182 | $28,514 | $31,398 |
| Current liabilities | **18,497** | 18,663 | 17,262 | 16,183 | 20,373 |
| Net working capital | **20,085** | 18,882 | 15,920 | 12,331 | 11,025 |
| Net property, plant and equipment | **13,815** | 11,369 | 11,825 | 11,255 | 11,163 |
| Total assets | **56,621** | 52,529 | 50,606 | 45,240 | 50,472 |
| Total borrowings/long-term debt | **5,073** | 6,141 | 5,027 | 4,325 | 9,059 |
| Kewaunee Scientific Corporation Stockholders' equity | **30,433** | 26,953 | 26,947 | 24,048 | 25,546 |
| **OTHER DATA:** | | | | | |
| Capital expenditures | **$ 4,239** | $ 1,500 | $ 2,546 | $ 1,724 | $ 1,886 |
| Year-end stockholders of record | **208** | 212 | 214 | 225 | 243 |
| Year-end employees (domestic) | **462** | 466 | 448 | 433 | 471 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

### SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could significantly impact results or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, economic, competitive, governmental, and technological factors affecting our operations, markets, products, services, and prices. The cautionary statements made pursuant to the Reform Act herein and elsewhere by us should not be construed as exhaustive. We cannot always predict what factors would cause actual results to differ materially from those indicated by the forward-looking statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," or the like to be uncertain and forward-looking. Over time, our actual results, performance, or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and harmful to our stockholders' interest. Many important factors that could cause such a difference are described under the caption "Risk Factors," in Item 1A of this Annual Report, which you should review carefully.

### MANAGEMENT'S DISCUSSION AND ANALYSIS

### INTRODUCTION

We are a recognized leader in the design, manufacture, and installation of laboratory and technical furniture products. Laboratory furniture products include both steel and wood cabinetry, fume hoods, flexible systems, and worksurfaces. Technical furniture products include workstations, workbenches, computer enclosures, and network storage systems. Our headquarters and manufacturing facilities are located in Statesville, North Carolina. We also have subsidiaries in Singapore and Bangalore, India that serve the Asian and Middle East markets. Although only approximately 12% of our sales were through our international subsidiaries in fiscal year 2010, these sales are considered an important part of our long-term growth strategy.

Our products are primarily sold through purchase orders and contracts submitted by customers through our dealers and commissioned agents, a national distributor, and through competitive bids submitted by us and our subsidiaries. Products are sold principally to pharmaceutical, biotechnology, industrial, chemical, and commercial research laboratories, educational institutions, healthcare institutions, governmental entities, manufacturing facilities, and users of networking furniture. We consider the markets in which we compete to be highly competitive, with a significant amount of the business involving competitive public bidding.

It is common in the laboratory furniture industry for customer orders to require delivery at extended future dates, as products are frequently to be installed in buildings yet to be constructed. Changes or delays in building construction may cause delays in delivery of the orders and our recognition of the sale. Since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between quotation of an order and delivery of the product. The impact of such possible increases is considered when determining the sales price. The principal raw materials and products manufactured by others used in our products are cold-rolled carbon and stainless steel, hardwood lumbers and plywood, paint, chemicals, resins, hardware, plumbing and electrical fittings. Such materials and products are purchased from multiple suppliers and are typically readily available.

### CRITICAL ACCOUNTING POLICIES

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America. Actual results could differ significantly from those estimates. We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations, and require management's most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

#### Revenue Recognition

A portion of our product sales result from fixed-price construction contracts that involve a signed contract for a fixed price to provide our laboratory furniture and fume hoods for a construction project. We are usually in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products. Our contract arrangements normally do not contain a general right of return relative to the delivered items. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are (1) product sales and (2) installation services. There is objective and reliable evidence of fair value for both the product sales and installation services, and allocation of arrangement consideration for each of these units is based on their relative fair values. Each of these elements represents individual units of accounting, as the delivered item has value to a customer on a stand-alone basis. The Company's products are regularly sold on a stand-alone basis to customers which provides vendor-specific objective evidence of fair value. The fair value of installation services is separately calculated using expected costs of installation services. Many times the value of installation services is calculated using price quotations from subcontractors to the Company, who perform installation services on a stand-alone basis. Assuming all other criteria for revenue recognition have been met, we recognize revenue for product sales at the date of shipment. Product sales resulting from purchase orders involve a purchase order received by us from our dealers or our stocking distributor. This category includes product sales for standard products, as well as products which require some customization. These sales are recognized under the terms of the purchase order which generally are freight on board ("FOB") shipping point and do not include rights of return. Accordingly, these sales are recognized at the time of shipment.

**Allowance for Doubtful Accounts**

Evaluation of the allowance for doubtful accounts involves management judgments and estimates. We evaluate the collectability of our trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer's inability to meet its financial obligations to us, or a project dispute makes it unlikely that all of the receivable owed by a customer will be collected, a specific reserve for bad debts is estimated and recorded to reduce the recognized receivable to the estimated amount we believe will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on our recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding.

**Inventories**

Inventories are valued at the lower of cost or market. The cost of the majority of inventories is measured on the last in, first out ("LIFO") method. The LIFO method allocates the most recent costs to cost of products sold, and, therefore, recognizes into operating results fluctuations in raw materials and other inventory costs more quickly than other methods. Inventories at our international subsidiaries are measured at actual cost.

**Pension Benefits**

We sponsor pension plans covering all employees who met eligibility requirements as of April 30, 2005. In February 2005, our pension plans were amended as of April 30, 2005. No further benefits have been, or will be, earned under the plans subsequent to the amendment date, and no additional participants have been, or will be, added to the plans. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the pension plans. These factors include assumptions about the discount rate used to calculate and determine benefit obligations and expected return on plan assets within certain guidelines. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may significantly affect the amount of pension income or expense recorded by us in future periods.

**RESULTS OF OPERATIONS**

Sales for fiscal year 2010 were $99.1 million, a decrease of 4.7% from fiscal year 2009 sales of $104.0 million. Domestic Operations sales for the year were $87.6 million, a decrease of 3.0% from the prior year. The sales decline resulted from lower sales of small and mid-sized projects, as customers deferred placing these orders due to the recession, and lower sales from International Operations. International Operations sales for the year were $11.5 million, a decrease of 16.0% from the prior year. The international laboratory furniture marketplace was hit particularly hard by the economic slowdown, but appeared to show signs of recovery late in the year as quotation activity increased.

Our order backlog was $68.9 million at April 30, 2010, as compared to $62.7 million at April 30, 2009, and $58.7 million at April 30, 2008.

Sales for fiscal year 2009 were $104.0 million, an increase of 16% from fiscal year 2008 sales of $89.5 million. Domestic Operations sales for fiscal year 2009 were $90.3 million, an increase of 22% from the prior year. International Operations sales for fiscal year 2009 were $13.7 million, a decrease of 13% from the prior year.

Gross profit represented 21.6%, 20.6%, and 21.4% of sales in fiscal years 2010, 2009, and 2008, respectively. The increase in gross profit margin in fiscal year 2010 from fiscal year 2009 was primarily due to savings from alternative sources of raw materials and components, cost improvements, and increased manufacturing efficiencies in the first half of the year associated with higher production volumes. The decrease in gross profit margin in fiscal year 2009 from fiscal year 2008 was primarily due to higher costs for certain key raw materials, higher energy and transportation costs, and increased competitive pricing in the marketplace.

Operating expenses were $15.6 million, $14.3 million, and $13.6 million in fiscal years 2010, 2009, and 2008, respectively, and 15.7%, 13.7%, and 15.1% of sales, respectively. The increase in operating expenses for fiscal year 2010 as compared to fiscal year

2009 resulted primarily from an increase of $1.0 million in pension expense, an increase of $219,000 in sales and marketing expenses, and an increase of $98,000 in deprecation expense. The pension expense increase primarily resulted from the prior fiscal year's decline in the market value of pension investments. The impact of these items was partially offset by a decrease of $596,000 in compensation earned under performance incentive plans. The increase in operating expenses for fiscal year 2009 as compared to fiscal year 2008 included an increase of $161,000 in pension expense, an increase of $175,000 in depreciation expense for computer systems, and an increase of $116,000 in sales commissions due to the increase in sales.

Other income was $1,000 in fiscal year 2010. Other expense was $28,000 in fiscal year 2009 and other income was $47,000 in fiscal year 2008.

Interest expense was $157,000, $280,000, and $294,000 in fiscal years 2010, 2009, and 2008, respectively. The decrease in interest expense in fiscal year 2010 from fiscal year 2009 was primarily from lower levels of bank borrowings. The decrease in interest expense in fiscal year 2009 from fiscal year 2008 resulted primarily from lower interest rates.

Income tax expense of $1,921,000, or 33.9% of pretax earnings, was recorded in fiscal year 2010. Income tax expense of $2,264,000, or 33.4% of pretax earnings, was recorded in fiscal year 2009. Income tax expense of $1,733,000, or 32.3% of pretax earnings, was recorded in fiscal year 2008. The effective tax rate for each of these years is lower than the statutory rate due to the favorable impact of tax rates for the Company's international subsidiaries and the impact of state and federal tax credits.

Net earnings attributable to the noncontrolling interest related to our two subsidiaries that are not 100% owned by the Company were $178,000, $265,000, and $499,000, for fiscal years 2010, 2009, and 2008, respectively. The changes in the net earnings attributable to the noncontrolling interest for each year were due to changes in the levels of net income of the subsidiaries.

Net earnings in fiscal year 2010 were $3,572,000, or $1.39 per diluted share. Net earnings in fiscal year 2009 were $4,247,000, or $1.66 per diluted share. Net earnings in fiscal year 2008 were $3,134,000, or $1.23 per diluted share.

## LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of liquidity have historically been funds generated from operating activities, supplemented as needed by borrowings under our revolving credit facility. Additionally, certain machinery and equipment are financed by non-cancelable operating leases or capital leases. We believe that these sources of funds, along with long-term bank financing, will be sufficient to support ongoing business requirements, including capital expenditures, through fiscal year 2011.

At April 30, 2010, we had advances of $4.9 million outstanding under our unsecured $14 million revolving credit facility. The credit facility matures in July 2012. See Note 3 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report for additional information concerning our credit facility.

During fiscal year 2009, we entered into capital lease arrangements related to costs of $307,000 associated with a new enterprise resource planning (ERP) system that was implemented in the fourth quarter of fiscal year 2008. These lease arrangements, as well as most of our leases for machinery and equipment, provide us with renewal and purchase options and certain early cancellation rights.

The following table summarizes the cash payment obligations including interest, if applicable, for our lease arrangements as of April 30, 2010:

PAYMENTS DUE BY PERIOD
($ in thousands)

| Contractual Obligations | Total | 1 Year | 2-3 Years | 4-5 Years | After 5 years |
|---|---|---|---|---|---|
| Operating Leases | $7,713 | $1,981 | $ 3,041 | $ 1,345 | $ 1,346 |
| Capital Leases | 220 | 94 | 126 | – | — |
| Total Contractual Cash Obligations | $7,933 | $2,075 | $ 3,167 | $ 1,345 | $ 1,346 |

We do not have any off balance sheet arrangements at April 30, 2010.

Operating activities provided cash of $4.5 million in fiscal year 2010, primarily from operating earnings and an increase in accounts payable and other accrued expenses, partially offset by increases in accounts receivable and inventory. Operating activities provided cash of $2.1 million in fiscal year 2009, primarily from operating earnings and a decrease in prepaid income taxes, partially offset by increases in accounts receivable and inventory. Operating activities provided cash of $3.4 million in fiscal year 2008, primarily from operating earnings and an increase in accounts payable, partially offset by increases in accounts receivable and inventory, and a decrease in deferred revenue. The majority of the April 30, 2010 accounts receivable balances are expected to be collected during the first quarter of fiscal year 2011, with the exception of retention amounts on fixed-price contracts which are collected when the entire construction project is completed and all retention funds are paid by the owner.

As discussed above, no further benefits have been, or will be, earned under our pension plans after April 30, 2005, and no additional participants have been, or will be, added to the plans. We did not make any contributions to the plans in fiscal years 2010, 2009, and 2008. The Company anticipates that contributions in the amount of $672,000 will be required for fiscal year 2011.

Capital expenditures were $4.2 million, $1.5 million, and $2.5 million in fiscal years 2010, 2009, and 2008, respectively. The increase in expenditures in fiscal year 2010 as compared to fiscal year 2009 was primarily attributable to the expansion of the Company's India operations and Statesville facilities. Capital expenditures in fiscal years 2010, 2009, and 2008, were funded primarily from cash generated by operating activities. Capital assets related to the new ERP system in the amounts of $307,000 were funded under capital leases in fiscal years 2009. Fiscal year 2011 capital expenditures are anticipated to be approximately $5.5 million, with the majority of these expenditures related to the completion of the Statesville facilities expansion. The fiscal year 2011 expenditures are expected to be funded primarily by long-term bank financing.

Working capital increased to $20.1 million at April 30, 2010, from $18.9 million at April 30, 2009, and the ratio of current assets to current liabilities increased to 2.1-to-1 at April 30, 2010, from 2.0-to-1 at April 30, 2009. The increase in working capital for fiscal year 2010 was primarily due to increases in accounts receivable and inventory, and a decrease in short-term borrowings, partially offset by increases in accounts payable and other accrued expenses.

We paid cash dividends of $0.38. $0.32 and $0.28 per share in fiscal years 2010, 2009, and 2008, respectively. We expect to pay dividends in the future in line with our actual and anticipated future operating results.

## RECENT ACCOUNTING STANDARDS

**New Accounting Standards** In December 2007, the FASB issued revised guidance for the accounting for business combinations. The revised guidance, which is now part of FASB ASC 805, requires the fair value measurement of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, at the acquisition date with limited exceptions. Previously, a cost allocation approach was used to allocate the cost of the acquisition based on the estimated fair value of the individual assets acquired and liabilities assumed. The cost allocation approach treated acquisition-related costs and restructuring costs that the acquirer expected to incur as a liability on the acquisition date as part of the cost of the acquisition. Under the revised guidance those costs are recognized in the consolidated statement of operations separately from the business combination. In April 2009, FASB amended the guidance on the initial recognition measurement and subsequent accounting for contingencies arising in business combinations. The revised guidance applies to business combinations for acquisitions occurring on or after January 1, 2009. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued new accounting and reporting guidance for noncontrolling interest. The new guidance, which is part of FASB ASC 810, "Consolidation," established accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It requires that noncontrolling interests be displayed in the balance sheet as a separate component of stockholders' equity and that net earnings attributable to noncontrolling interests be identified and presented in the statement of operations. In addition, changes in ownership interests where the parent retains a controlling interest are to be reported as equity transactions. The Company adopted the provisions of this guidance prospectively effective May 1, 2009 and applied retrospectively, as required, the provisions in the accompanying consolidated financial statements.

In March 2009, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities. The new guidance, which is now part of FASB ASC 815, "Derivatives and Hedging," requires enhanced disclosures for derivative instruments and hedging activities, including (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company adopted this guidance effective May 1, 2009.

In December 2008, the FASB issued new guidance regarding disclosures about plan assets of defined benefit pension or other postretirement plans. This guidance, which is now part of FASB ASC 715, "Compensation – Retirement Benefits," is effective for financial statements issued for fiscal years ending after December 15, 2009, and was adopted by the Company during the current fiscal year. See Note 8, "Retirement Benefits" for the new disclosures required by this guidance.

In April 2009, the FASB issued new guidance related to the disclosure of the fair value of financial instruments. The new guidance, which is now part of FASB ASC 825, "Financial Instruments" requires disclosure of the fair value of financial instruments in all interim financial statements. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168 ("SFAS No. 168"), "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162." This statement modified the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative. SFAS No. 168 also established the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP in the United States. All guidance contained in the Codification carries an equal level of authority. Effective July 1, 2009, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. All accounting references in this Annual Report on Form 10-K have been updated and, accordingly, references to prior accounting standards have been replaced with FASB ASC references as appropriate.

In August 2009, the FASB issued Update No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value" ("ASU 2009-05"). The revised guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) other valuation technique that is consistent with the principles of "Topic 820." ASU 2009-05 was effective for reporting periods beginning after issuance. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In October 2009, the FASB issued Update No. 2009-13, "Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force" ("ASU 2009-13"). It updates the existing multiple-element revenue arrangements guidance currently included under FASB ASC 605-25, "Revenue Recognition, Multiple-element Arrangements." The revised guidance primarily provides two significant changes: (i) eliminates the need for objective and reliable evidence of fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and (ii) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance expands the disclosure requirements for revenue recognition. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company has not yet determined the effect, if any, that the adoption of this standard will have on its consolidated financial position or results of operations.

In January 2010, the FASB issued Update No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This update requires the following new disclosures: (i) the amounts of significant transfer in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfer and (ii) a reconciliation for fair value measurements using significant unobservable inputs (Level 3), including separate information about purchases, sales, issuance, and settlements. The update also clarifies existing requirements about fair value measurement disclosures and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods, beginning after December 15, 2009, except for the reconciliation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The Company will adopt this standard in fiscal year 2011. The Company has not yet determined the effect, if any, that the adoption of this standard will have on the Company's financial position or results of operations.

## OUTLOOK

Our current expectations are that fiscal year 2011 will again be profitable for the Company. However, we are unable to predict the timing and strength of the global economic recovery and its short-term and long-term impact on our operations and the laboratory furniture industry in general. The future demand for our products also continues to be limited given the Company's role as subcontractor or supplier to dealers for subcontractors. In addition to the above factors affecting the Company and our markets, demand for our products is also dependent upon the number of laboratory construction projects planned and/or current progress in projects already under construction. Our earnings are also impacted by increased costs of raw materials, including stainless steel, wood, and epoxy resin, and whether we are able to increase product prices to customers in amounts that correspond to such increases without materially and adversely affecting sales. Additionally, since prices are normally quoted on a firm basis in the industry, we bear the burden of possible increases in labor and material costs between the quotation of an order and delivery of a product.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the area of interest rates. This exposure is associated with advances outstanding under our bank line of credit and certain lease obligations for production machinery, all of which are priced on a floating rate basis. Advances outstanding under the bank line of credit were $4.9 million at April 30, 2010. In July 2009, the Company entered into an interest rate swap agreement whereby the interest rate payable by the Company on $2 million of outstanding advances under the revolving credit facility effectively converted to a fixed interest rate of 3.9% for the period beginning August 3, 2009, and ending August 1, 2012. The Company entered into this interest rate swap to mitigate future interest rate risk associated with advances under the credit facility. We believe that our exposure to market risk is not material.

## Item 8. Financial Statements and Supplementary Data



All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

## REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

## TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF KEWAUNEE SCIENTIFIC CORPORATION

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of April 30, 2010.

/s/ William A. Shumaker

President
Chief Executive Officer

/s/ D. Michael Parker

Senior Vice President, Finance
Chief Financial Officer

July 16, 2010

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
## OF KEWAUNEE SCIENTIFIC CORPORATION

We have audited the accompanying consolidated balance sheets of Kewaunee Scientific Corporation and subsidiaries (the "Company") as of April 30, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2010. Our audits also included the financial statement schedule listed in the index at Item 15(a). These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of April 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We were not engaged to examine management's assertion about the effectiveness of the Company's internal control over financial reporting as of April 30, 2010 included in the accompanying "Report of Management on Internal Control over Financial Reporting," and, accordingly, we do not express an opinion thereon.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.
Charlotte, North Carolina

July 16, 2010

## CONSOLIDATED STATEMENTS OF OPERATIONS

**Years Ended April 30** **Kewaunee Scientific Corporation**

| *$ and shares in thousands, except per share amounts* | **2010** | **2009** | **2008** |
|---|---|---|---|
| Net sales | **$99,093** | $103,978 | $89,510 |
| Costs of products sold | **77,690** | 82,605 | 70,338 |
| Gross profit | **21,403** | 21,373 | 19,172 |
| Operating expenses | **15,576** | 14,289 | 13,559 |
| Operating earnings | **5,827** | 7,084 | 5,613 |
| Other income (expense) | **1** | (28) | 47 |
| Interest expense | **(157)** | (280) | (294) |
| Earnings before income taxes | **5,671** | 6,776 | 5,366 |
| Income tax expense | **1,921** | 2,264 | 1,733 |
| Net earnings | **3,750** | 4,512 | 3,633 |
| Less: net earnings attributable to the noncontrolling interest | **178** | 265 | 499 |
| Net earnings attributable to Kewaunee Scientific Corporation | **$ 3,572** | $ 4,247 | $ 3,134 |
| Net earnings per share attributable to Kewaunee Scientific Corporation stockholders | | | |
| Basic | **$ 1.39** | $ 1.66 | $ 1.24 |
| Diluted | **$ 1.39** | $ 1.66 | $ 1.23 |
| Weighted average number of Common shares outstanding | | | |
| Basic | **2,564** | 2,555 | 2,530 |
| Diluted | **2,575** | 2,561 | 2,557 |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

**Kewaunee Scientific Corporation**

| *$ in thousands, except per share amounts* | Common Stock | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| Balance at April 30, 2007 | $ 6,550 | $ 155 | $ 19,947 | $ (1,833) | $ (771) | $ 24,048 |
| Net earnings | — | — | 3,134 | — | — | 3,134 |
| Cash dividends declared, $.28 per share | — | — | (708) | — | — | (708) |
| Stock options exercised, 56,400 shares | — | 309 | — | — | 347 | 656 |
| Stock options granted, 36,100 shares | — | 25 | — | — | — | 25 |
| Foreign currency translation adjustments | — | — | — | 64 | — | 64 |
| Change in unrecognized actuarial loss, defined benefit plans, net of tax | — | — | — | (272) | — | (272) |
| Balance at April 30, 2008 | 6,550 | 489 | 22,373 | (2,041) | (424) | 26,947 |
| Net earnings | — | — | 4,247 | — | — | 4,247 |
| Cash dividends declared, $.32 per share | — | — | (818) | — | — | (818) |
| Stock options exercised, 21,000 shares | — | 55 | — | — | 130 | 185 |
| Stock options granted, 38,500 shares | — | 70 | — | — | — | 70 |
| Purchase of treasury stock 15,968 shares | — | — | — | — | (198) | (198) |
| Foreign currency translation adjustments | — | — | — | (633) | — | (633) |
| Change in unrecognized actuarial loss, defined benefit plans, net of tax | — | — | — | (2,847) | — | (2,847) |
| Balance at April 30, 2009 | 6,550 | 614 | 25,802 | (5,521) | (492) | 26,953 |
| **Net earnings** | **—** | **—** | **3,572** | **—** | **—** | **3,572** |
| **Cash dividends declared, $.38 per share** | **—** | **—** | **(976)** | **—** | **—** | **(976)** |
| **Stock options exercised, 37,500 shares** | **—** | **121** | **—** | **—** | **316** | **437** |
| **Stock options granted, 47,200 shares** | **—** | **120** | **—** | **—** | **—** | **120** |
| **Purchase of treasury stock 20,959 shares** | **—** | **—** | **—** | **—** | **(296)** | **(296)** |
| **Foreign currency translation adjustments** | **—** | **—** | **—** | **307** | **—** | **307** |
| **Change in fair value of cash flow hedge, net of tax** | **—** | **—** | **—** | **(31)** | **—** | **(31)** |
| **Change in unrecognized actuarial loss, defined benefit plans, net of tax** | **—** | **—** | **—** | **347** | **—** | **347** |
| **Balance at April 30, 2010** | **$ 6,550** | **$ 855** | **$ 28,398** | **$ (4,898)** | **$ (472)** | **$ 30,433** |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

## CONSOLIDATED BALANCE SHEETS
**April 30** — **Kewaunee Scientific Corporation**

| *$ and shares in thousands, except per share amounts* | 2010 | 2009 |
|---|---|---|
| **ASSETS** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 1,722** | $ 3,559 |
| Restricted cash | **544** | 456 |
| Receivables, less allowance: $259 (2010 and 2009) | **26,169** | 24,526 |
| Inventories | **8,350** | 7,839 |
| Deferred income taxes | **390** | 309 |
| Prepaid expenses and other current assets | **1,407** | 856 |
| **Total Current Assets** | **38,582** | 37,545 |
| **Property, Plant and Equipment, Net** | **13,815** | 11,369 |
| **Other Assets** | | |
| Deferred income taxes | **663** | 351 |
| Other | **3,561** | 3,264 |
| **Total Other Assets** | **4,224** | 3,615 |
| **Total Assets** | **$56,621** | $52,529 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities** | | |
| Short-term borrowings | **$ 4,872** | $ 5,720 |
| Current obligations under capital leases | **82** | 220 |
| Accounts payable | **9,540** | 8,812 |
| Employee compensation and amounts withheld | **1,358** | 1,709 |
| Deferred revenue | **586** | 1,298 |
| Other accrued expenses | **2,059** | 904 |
| **Total Current Liabilities** | **18,497** | 18,663 |
| Obligations under capital leases | **119** | 201 |
| Accrued employee benefit plan costs | **6,333** | 5,406 |
| **Total Liabilities** | **24,949** | 24,270 |
| **Commitments and Contingencies (Note 7)** | | |
| **Stockholders' Equity** | | |
| Common stock, $2.50 par value, Authorized- 5,000 shares; Issued- 2,620 shares; Outstanding- 2,573 shares (2010); 2,556 shares (2009) | **6,550** | 6,550 |
| Additional paid-in-capital | **855** | 614 |
| Retained earnings | **28,398** | 25,802 |
| Accumulated other comprehensive loss | **(4,898)** | (5,521) |
| Common stock in treasury, at cost: 47 shares (2010); 64 shares (2009) | **(472)** | (492) |
| **Total Kewaunee Scientific Corporation Stockholders' Equity** | **30,433** | 26,953 |
| Noncontrolling Interest | **1,239** | 1,306 |
| **Total Equity** | **31,672** | 28,259 |
| **Total Liabilities and Stockholders' Equity** | **$56,621** | $52,529 |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

## CONSOLIDATED STATEMENTS OF CASH FLOWS
**Years Ended April 30** **Kewaunee Scientific Corporation**

| *$ in thousands* | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Cash Flows from Operating Activities** | | | |
| Net earnings | **$ 3,750** | $ 4,512 | $ 3,633 |
| Adjustments to reconcile net earnings to net cash provided by operating activities: | | | |
| Depreciation | **2,348** | 2,263 | 1,981 |
| Bad debt provision | **163** | 139 | 192 |
| Provision for deferred income tax expense | **(393)** | 547 | 940 |
| Decrease (increase) in prepaid income taxes | **9** | 803 | (812) |
| (Increase) decrease in receivables | **(1,806)** | (4,578) | (1,218) |
| Increase in inventories | **(511)** | (855) | (1,115) |
| Increase in prepaid pension cost | **—** | (297) | (297) |
| Increase (decrease) in accounts payable and other accrued expenses | **977** | (296) | 1,059 |
| (Decrease) increase in deferred revenue | **(712)** | 631 | (1,005) |
| Other, net | **708** | (769) | 33 |
| Net cash provided by operating activities | **4,533** | 2,100 | 3,391 |
| **Cash Flows from Investing Activities** | | | |
| Capital expenditures | **(4,239)** | (1,500) | (2,546) |
| (Increase) decrease in restricted cash | **(88)** | 24 | (108) |
| Net cash used in investing activities | **(4,327)** | (1,476) | (2,654) |
| **Cash Flows from Financing Activities** | | | |
| Dividends paid | **(976)** | (818) | (708) |
| Dividends paid to noncontrolling interest in subsidiaries | **(383)** | (504) | — |
| Net (decrease) increase in short-term borrowings | **(848)** | 1,169 | 1,062 |
| Payments of capital leases | **(220)** | (362) | (360) |
| Purchase of treasury stock | **(296)** | (198) | — |
| Proceeds from exercise of stock options (including tax benefit) | **437** | 255 | 681 |
| Net cash (used in) provided by financing activities | **(2,286)** | (458) | 675 |
| Effect of exchange rate changes on cash, net | **243** | (391) | 141 |
| **(Decrease) increase in Cash and Cash Equivalents** | **(1,837)** | (225) | 1,553 |
| **Cash and Cash Equivalents at Beginning of Year** | **3,559** | 3,784 | 2,231 |
| **Cash and Cash Equivalents at End of Year** | **$ 1,722** | $ 3,559 | $ 3,784 |
| **Supplemental Disclosure of Cash Flow Information** | | | |
| Interest paid | **$ 157** | $ 291 | $ 307 |
| Income taxes paid | **$ 1,308** | $ 994 | $ 1,109 |
| Purchase of fixed assets under capital leases | **$ —** | $ 307 | $ — |
| Fixed assets in accounts payable | **$ 555** | $ — | $ — |

*The accompanying Notes are an integral part of these Consolidated Financial Statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### Note 1—Summary of Significant Accounting Policies

Kewaunee Scientific Corporation (the "Company") is a manufacturer of laboratory and technical furniture, including steel and wood laboratory cabinetry, fume hoods, flexible systems, worksurfaces, workstations, workbenches, and computer enclosures. The Company's sales are made through purchase orders and contracts submitted by customers, dealers and agents, a national stocking distributor, competitive bids submitted by the Company, and its subsidiaries located in Singapore and Bangalore, India. The majority of the Company's products are sold to customers located in North America, primarily within the United States. The Company's laboratory products are used in chemistry, physics, biology, and other general science laboratories in the pharmaceutical, biotechnology, industrial, chemical, commercial, educational, government, and health care markets. Technical products are used in facilities manufacturing computers and light electronics, and by users of computer and networking furniture.

**Principles of Consolidation** The Company's consolidated financial statements include the accounts of Kewaunee Scientific Corporation and its four international subsidiaries. A brief description of each subsidiary, along with the amount of the Company's controlling financial interests, is as follows: (1) Kewaunee Labway Asia Pte. Ltd., a dealer for the Company's products in Singapore, is 51% owned by the Company; (2) Kewaunee Labway India Pvt. Ltd., a dealer for the Company's products in Bangalore, India, is 91% owned by Kewaunee Labway Asia, Pte. Ltd.; (3) Kewaunee Scientific Corporation India Pvt. Ltd. in Bangalore, India, a manufacturing and assembly operation, is 100% owned by the Company, and (4) Kewaunee Scientific Corporation Singapore Pte. Ltd., a holding company in Singapore, is 100% owned by the Company. All intercompany balances, transactions, and profits have been eliminated. Included in the consolidated financial statements are net assets of $6,906,000 and $4,423,000 at April 30, 2010 and 2009, respectively, of the Company's subsidiaries. Net sales by the Company's subsidiaries in the amount of $11,532,000, $13,728,000, and $15,742,000 were included in the consolidated statements of operations for fiscal years 2010, 2009, and 2008, respectively.

**Cash and Cash Equivalents** Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. During the years ended April 30, 2010 and 2009, the Company had cash deposits in excess of FDIC insured limits. The Company has not experienced any losses from such deposits.

**Restricted Cash** Restricted cash includes bank deposits of a subsidiary used for performance guarantees against customer orders.

**Allowance for Doubtful Accounts** The Company evaluates the collectability of its trade accounts receivable based on a number of factors. In circumstances where management is aware of a customer's inability to meet its financial obligations to the Company, or a project dispute makes it unlikely that all of the receivable owed by a customer will be collected, a specific reserve for bad debts is estimated and recorded to reduce the recognized receivable to the estimated amount the Company believes will ultimately be collected. In addition to specific customer identification of potential bad debts, a general reserve for bad debts is estimated and recorded based on the customer's recent past loss history and an overall assessment of past due trade accounts receivable amounts outstanding. Accounts are written off when it is clearly established that the receivable is a bad debt. Recoveries of receivables previously written off are recorded when received.

**Inventories** Inventories are valued at the lower of cost or market. The cost of the majority of inventories is measured on the last in, first out ("LIFO") method. The LIFO method allocates the most recent costs to cost of products sold; and, therefore, recognizes into operating results fluctuations in costs of raw materials more quickly than other methods. Inventories at our international subsidiaries are measured at actual cost.

**Property, Plant and Equipment** Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined for financial reporting purposes principally on the straight-line method over the estimated useful lives of the individual assets or, for leaseholds, over the terms of the related leases, if shorter. Property, plant and equipment consisted of the following at April 30:

| $ in thousands | 2010 | 2009 | Useful Life |
|---|---|---|---|
| Land | $ 41 | $ 41 | N/A |
| Building and improvements | 10,321 | 10,140 | 10-40 years |
| Machinery and equipment | 32,838 | 29,117 | 5-10 years |
| Total | 43,200 | 39,298 | |
| Less accumulated depreciation | (29,385) | (27,929) | |
| Net property, plant and equipment | $ 13,815 | $ 11,369 | |

Management reviews the carrying value of property, plant and equipment for impairment whenever changes in circumstances or events indicate that such carrying value may not be recoverable. If projected undiscounted cash flows are not sufficient to recover the carrying value of the potentially impaired asset, the carrying value is reduced to estimated fair value. At April 30, 2010 and 2009, equipment financed under capital leases with a cost of $477,000 and $1,627,000, respectively, was included in machinery and equipment.

**Other Assets** Other assets at April 30, 2010 and 2009 included $3,461,000 and $2,917,000, respectively, of assets held in a trust account for non-qualified benefit plans and $100,000 and $159,000, respectively, of cash surrender values of life insurance policies. Life insurance policies are recorded at the amount that could be realized under the insurance contract as of the date of the Company's consolidated balance sheet. The change in cash surrender or contract value is recorded as income or expense during each period. Other assets at April 30, 2009 also included $188,000 for the noncurrent portion of notes receivable.

**Use of Estimates** The presentation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates. Significant estimates impacting the accompanying consolidated financial statements include the allowance for uncollectible accounts receivable, inventory valuation, and pension liabilities.

**Fair Value of Financial Instruments** A financial instrument is defined as cash equivalents, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from another party. The Company's financial instruments consist primarily of cash and equivalents, notes receivable, mutual funds, cash surrender value of life insurance policies, capital lease obligations, and short-term borrowings. The carrying value of these assets and liabilities approximate their fair value.

Effective May 1, 2008, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification "ASC 820," which provides a framework for measuring fair value under accounting principles generally accepted in the United States ("GAAP"). The adoption of this statement had an immaterial impact on our consolidated financial statements. The Company also adopted the deferral provisions, which delayed the effective date of ASC 820 for all nonrecurring fair value measurements of non-financial assets and liabilities until our fiscal year ended April 30, 2010.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also expands disclosures about instruments measured at fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

- Level 1 Quoted prices in active markets for identical assets or liabilities as of the reporting date.
- Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities as of the reporting date.
- Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables summarize the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring and nonrecurring basis as of April 30, 2010 and 2009:

| | 2010 | | | |
|---|---|---|---|---|
| **Financial Assets (in thousands)** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| Trading securities held in deferred compensation plan (1) | **$ 3,461** | **$ —** | **$ —** | **$ 3,461** |
| Cash surrender value of life insurance policies (1) | **—** | **100** | **—** | **100** |
| Note receivable | **—** | **—** | **314** | **314** |
| Total | **$ 3,461** | **$ 100** | **$ 314** | **$ 3,875** |
| **Financial Liabilities (in thousands)** | | | | |
| Deferred compensation plans (2) | **$ —** | **$ 3,667** | **$ —** | **$ 3,667** |
| Interest rate swap derivative | **—** | **49** | **—** | **49** |
| Total | **$ —** | **$ 3,716** | **$ —** | **$ 3,716** |

| Financial Assets (in thousands) | 2009 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| Trading securities held in deferred compensation plan (1) | $ 2,917 | $ — | $ — | $ 2,917 |
| Cash surrender value of life insurance policies (1) | — | 159 | — | 159 |
| Note receivable | — | — | 415 | 415 |
| Total | $ 2,917 | $ 159 | $ 415 | $ 3,491 |
| **Financial Liabilities (in thousands)** | | | | |
| Deferred compensation plans (2) | $ — | $ 3,071 | $ — | $ 3,071 |
| Total | $ — | $ 3,071 | $ — | $ 3,071 |

(1) The Company maintains an executive compensation plan which includes investment assets in a rabbi trust. These assets consist of marketable securities, which are valued using quoted market prices multiplied by the number of shares owned, and the cash surrender value of life insurance policies.

(2) The deferred compensation plan liability is equal to the individual participants' account balances under the plan.

**Revenue Recognition** Product sales and installation revenue are recognized when all of the following criteria have been met: (1) products have been shipped, or customers have purchased and accepted title to the goods, but because of construction delays, have requested that the Company temporarily store the finished goods on the customer's behalf; service revenue for installation of products sold is recognized as the installation services are performed, (2) persuasive evidence of an arrangement exists, (3) the price to the customer is fixed, and (4) collectability is reasonably assured.

Deferred revenue consists of customer deposits and advance billings of the Company's products where sales have not yet been recognized. Accounts receivable includes retainage in the amounts of $2,557,000 and $2,270,000 at April 30, 2010 and 2009, respectively. Shipping and handling costs are included in cost of sales. Because of the nature and quality of the Company's products, any warranty issues are determined in a relatively short period after the sale and are infrequent in nature, and as such, warranty costs are immaterial to the Company's consolidated financial position and results of operations and are expensed as incurred.

Product sales resulting from fixed-price construction contracts involve a signed contract for a fixed price to provide the Company's laboratory furniture and fume hoods for a construction project. The Company is usually in the role of a subcontractor, but in some cases may enter into a contract directly with the end-user of the products. Contract arrangements normally do not contain a general right of return relative to the delivered items. Product sales resulting from fixed-price construction contracts are generated from multiple-element arrangements that require separate units of accounting and estimates regarding the fair value of individual elements. The Company has determined that its multiple-element arrangements that qualify as separate units of accounting are (1) product sales and (2) installation services. There is objective and reliable evidence of fair value for both the product sales and installation services, and allocation of arrangement consideration for each of these units is based on their relative fair values. Each of these elements represent individual units of accounting, as the delivered item has value to a customer on a stand-alone basis. The Company's products are regularly sold on a stand-alone basis to customers which provides vendor-specific objective evidence of fair value. The fair value of installation services is separately calculated using expected costs of installation services. Many times the value of installation services is calculated using price quotations from subcontractors to the Company who performs installation services on a stand-alone basis.

Product sales resulting from purchase orders involve a purchase order received by the Company from its dealers or its stocking distributor. This category includes product sales for standard products, as well as products which require some customization. Any customization requirements are approved by the customer prior to manufacture of the customized product. Sales from purchase orders are recognized under the terms of the purchase order which generally are freight on board ("FOB") shipping point and do not include rights of return. Accordingly, these sales are recognized at the time of shipment.

**Credit Concentration** Credit risk is generally not concentrated with any one customer or industry, although the Company does enter into large contracts with individual customers from time to time. The Company performs credit evaluations of its customers. Revenues from the Company's national stocking distributor, VWR International, LLC, represented approximately 10% of the Company's total sales in fiscal year 2010 and approximately 13% of the Company's total sales in fiscal years 2009 and 2008.

**Income Taxes** In accordance with ASC 740, "Income Taxes," the Company uses the liability method in measuring the provision for income taxes and recognizing deferred tax assets and liabilities on the balance sheet. ASC 740 clarifies the financial statement recognition threshold and measurement attribute of a tax position taken or expected to be taken in a tax return. Under ASC 740, the Company applies a more-likely-than-not recognition threshold for all tax uncertainties. ASC 740 only allows the recognition of those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities.

**Research and Development Costs** Research and development costs are charged to expense in the periods incurred. Expenditures for research and development costs were $1,296,000, $1,108,000, and $1,192,000 for the fiscal years ended April 30, 2010, 2009, and 2008, respectively.

**Advertising Costs** Advertising costs are expensed as incurred, and include trade shows, training materials, sales samples, and other related expenses. Advertising costs for the years ended April 30, 2010, 2009, and 2008 were $347,000, $249,000, and $300,000, respectively.

**Derivative Financial Instruments** The Company records derivatives on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in interest rates. The Company does not enter into derivative instruments for speculative purposes. In July 2009, the Company entered into an interest rate swap agreement whereby the interest rate payable by the Company on $2 million of outstanding advances under the revolving credit facility will effectively convert to a fixed interest rate of 3.9% for the period beginning August 3, 2009, and ending August 1, 2012. The Company entered into this interest rate swap to mitigate future interest rate risk associated with advances under the credit facility. There were no derivative financial instruments as of April 30, 2009.

**Foreign Currency Translation** The financial statements of subsidiaries located outside the United States are measured using the local currency as the functional currency. Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at year-end exchange rates. Sales, expenses, and cash flows are translated at weighted average exchange rates for each period. Net translation gains or losses are included in other comprehensive income, a separate component of stockholders' equity. The Company does not provide for U.S. income taxes on foreign currency translation adjustments, since it does not provide for taxes on undistributed earnings of foreign subsidiaries. Gains and losses from foreign currency transactions of these subsidiaries are included in net earnings.

**Earnings Per Share** Basic earnings per share is based on the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of outstanding options under the Company's stock option plans, except when options have an antidilutive effect. Options to purchase 73,725 shares of common stock at prices of $14.69 to $14.90 outstanding at April 30, 2010 had an antidilutive effect, and options to purchase 153,050 shares of common stock at a price of $9.10 outstanding at April 30, 2009 had an antidilutive effect. These options were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price of the common shares at that date, and accordingly, such options would have an antidilutive effect. There were no options outstanding at April 30, 2008 that had an antidilutive effect. The following is a reconciliation of basic to diluted weighted average common shares outstanding (in thousands):

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Weighted average common shares outstanding | | | |
| Basic | **2,564** | 2,555 | 2,530 |
| Dilutive effect of stock options | **10** | 6 | 27 |
| Weighted average common shares outstanding—diluted | **2,574** | 2,561 | 2,557 |

**Accounting for Stock Options** Compensation costs related to all stock awards granted by the Company are charged against income during their vesting period, under ASC 718, "Compensation – Stock Compensation," for stock options. The Company granted stock options for 47,200, 38,500 and 36,100 shares during fiscal years 2010, 2009 and 2008, respectively (See Note 5).

**Reclassifications** Certain 2009 and 2008 amounts have been reclassified to conform with the 2010 presentation in the consolidated statements of operations, balance sheets, and statements of cash flows. Such reclassifications had no impact on net earnings.

**New Accounting Standards** In December 2007, the FASB issued revised guidance for the accounting for business combinations. The revised guidance, which is now part of FASB ASC 805, requires the fair value measurement of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree, at the acquisition date with limited exceptions. Previously, a cost allocation approach was used to allocate the cost of the acquisition based on the estimated fair value of the individual assets acquired and liabilities assumed. The cost allocation approach treated acquisition-related costs and restructuring costs that the acquirer expected to incur as a liability on the acquisition date as part of the cost of the acquisition. Under the revised guidance those costs are recognized in the consolidated statement of operations separately from the business combination. In April 2009, FASB amended the guidance on the initial recognition measurement and subsequent accounting for contingencies arising in business combinations. The revised guidance applies to business combinations for acquisitions occurring on or after January 1, 2009. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In December 2007, the FASB issued new accounting and reporting guidance for noncontrolling interest. The new guidance, which is part of FASB ASC 810, "Consolidation," established accounting and reporting standards for noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It requires that noncontrolling interests be displayed in the balance sheet as a separate component of stockholders' equity and that net earnings attributable to noncontrolling interests be identified and presented in the statement of operations. In addition, changes in ownership interests where the parent retains a controlling interest are to be reported as equity transactions. The Company adopted the provisions of this guidance prospectively effective May 1, 2009 and applied retrospectively, as required, the provisions in the accompanying consolidated financial statements.

In March 2009, the FASB issued new guidance on the disclosure of derivative instruments and hedging activities. The new guidance, which is now part of FASB ASC 815, "Derivatives and Hedging," requires enhanced disclosures for derivative instruments and hedging activities, including (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company adopted this guidance effective May 1, 2009.

In December 2008, the FASB issued new guidance regarding disclosures about plan assets of defined benefit pension or other postretirement plans. This guidance, which is now part of FASB ASC 715, "Compensation – Retirement Benefits," is effective for financial statements issued for fiscal years ending after December 15, 2009, and was adopted by the Company during the current fiscal year. See Note 8, "Retirement Benefits" for the new disclosures required by this guidance.

In April 2009, the FASB issued new guidance related to the disclosure of the fair value of financial instruments. The new guidance, which is now part of FASB ASC 825, "Financial Instruments," requires disclosure of the fair value of financial instruments in all interim financial statements. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In June 2009, the FASB issued Statement of Financial Accounting Standards No. 168 ("SFAS No. 168"), "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162." This statement modified the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative. SFAS No. 168 also established the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP in the United States. All guidance contained in the Codification carries an equal level of authority. Effective July 1, 2009, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification is nonauthoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. All accounting references in this Annual Repot on Form 10-K have been updated and, accordingly, references to prior accounting standards have been replaced with FASB ASC references as appropriate.

In August 2009, the FASB issued Update No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value" ("ASU 2009-05"). The revised guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: (i) the quoted price of the identical liability when traded as an asset, (ii) quoted prices for similar liabilities or similar liabilities when traded as assets, or (iii) other valuation technique that is consistent with the principles of "Topic 820." ASU 2009-05 was effective for reporting periods beginning after issuance. The adoption of this standard did not have a significant impact on the Company's consolidated financial position or results of operations.

In October 2009, the FASB issued Update No. 2009-13, "Revenue Recognition (Topic 605) – Multiple-Deliverable Revenue Arrangements – a consensus of the FASB Emerging Issues Task Force" ("ASU 2009-13"). It updates the existing multiple-element revenue arrangements guidance currently included under FASB ASC 605-25, "Revenue Recognition, Multiple-element Arrangements." The revised guidance primarily provides two significant changes: (i) eliminates the need for objective and reliable evidence of fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and (ii) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance expands the disclosure requirements for revenue recognition. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. The Company has not yet determined the effect, if any, that the adoption of this standard will have on its consolidated financial position or results of operations.

In January 2010, the FASB issued Update No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements." This update requires the following new disclosures: (i) the amounts of significant transfer in and out of Level 1 and Level 2 fair value measurements and a description of the reasons for the transfer; and (ii) a reconciliation for fair value measurements using significant unobservable inputs (Level 3), including separate information about purchases, sales, issuance, and settlements. The update also clarifies existing requirements about fair value measurement disclosures and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods, beginning after December 15, 2009, except for the reconciliation of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The Company will adopt this standard in fiscal year 2011. The Company has not yet determined the effect, if any, that the adoption of this standard will have on the Company's financial position or results of operations.

**Note 2—Inventories**

Inventories consisted of the following at April 30:

| $ in thousands | 2010 | 2009 |
|---|---|---|
| Finished goods | **$2,199** | $1,756 |
| Work-in-process | **1,237** | 1,461 |
| Materials and components | **4,914** | 4,622 |
| Total inventories | **$8,350** | $7,839 |

If inventories had been determined using the first-in, first-out (FIFO) method at April 30, 2010 and 2009, reported inventories would have been $1.7 million and $1.9 million greater, respectively. During fiscal years 2010 and 2009, the LIFO index was less than 100% due to lower prices paid for certain materials. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of purchases in fiscal years 2010 and 2009, the effect of which decreased the cost of sales by $248,000 and $13,000, respectively.

**Note 3—Long-term Debt and Other Credit Arrangements**

In July 2009, the Company amended its unsecured $14 million revolving credit facility to extend the facility's expiration date to July 31, 2012, and modify the variable rate component of the interest calculation. Monthly interest payments under the facility, as amended, are payable calculated at the 30-day LIBOR Market Interest Rate plus a variable rate ranging from 1.575% to 2.175%. The borrowing rate at April 30, 2010 was 1.85%, including a variable rate adjustment of 1.575%. At April 30, 2010, there were advances of $4,872,000 outstanding under the facility. The credit facility includes financial covenants with respect to certain ratios, including (a) debt-to-net worth, (b) fixed charge coverage, and (c) asset coverage. At April 30, 2010, the Company was in compliance with all of the financial covenants.

In July 2009, the Company entered into an interest rate swap agreement whereby the interest rate payable by the Company on $2 million of outstanding advances under the revolving credit facility effectively converted to a fixed rate of 3.9% for the period beginning August 3, 2009, and ending August 1, 2012.

Obligations for leases classified as capital leases were $201,000 at April 30, 2010; scheduled lease payments for the capital leases, including interest, are $94,000 for fiscal year 2011.

**Note 4—Income Taxes**

Income tax expense consisted of the following:

| $ in thousands | 2010 | 2009 | 2008 |
|---|---|---|---|
| Current tax expense (benefit): | | | |
| Federal | **$1,680** | $1,072 | $ 148 |
| State and local | **419** | 233 | 39 |
| Foreign | **226** | 413 | 446 |
| Total current tax expense | **2,325** | 1,718 | 633 |
| Deferred tax expense (benefit): | | | |
| Federal | **(611)** | 420 | 1,002 |
| State and local | **78** | 111 | 116 |
| Foreign | **129** | 15 | (18) |
| Total deferred tax expense | **(404)** | 546 | 1,100 |
| Net income tax expense | **$1,921** | $2,264 | $1,733 |

The reasons for the differences between the above net income tax expense and the amounts computed by applying the statutory federal income tax rates to earnings before income taxes are as follows:

| $ in thousands | 2010 | 2009 | 2008 |
|---|---|---|---|
| Income tax expense at statutory rate | **$1,928** | $2,304 | $1,824 |
| State and local taxes, net of federal income tax benefit (expense) | **234** | 189 | 193 |
| Tax credits (state, net of federal benefit) | **(227)** | (265) | (77) |
| Effects of differing US and foreign tax rates | **48** | (36) | (140) |
| Decrease in valuation allowance | **—** | (8) | (93) |
| Other items, net | **(62)** | 80 | 26 |
| Net income tax expense | **$1,921** | $2,264 | $1,733 |

Significant items comprising deferred tax assets and liabilities as of April 30 were as follows:

| $ in thousands | 2010 | 2009 |
|---|---|---|
| Deferred tax assets: | | |
| Accrued employee benefit expenses | **$ 254** | $ 174 |
| Allowance for doubtful accounts | **101** | 97 |
| Deferred compensation | **1,426** | 1,151 |
| Tax credits | **481** | 533 |
| Unrecognized actuarial loss, defined benefit plans | **3,109** | 3,139 |
| Other | **(69)** | 24 |
| Total deferred tax assets | **5,302** | 5,118 |
| Deferred tax liabilities: | | |
| Book basis in excess of tax basis of property, plant and equipment | **(2,149)** | (2,174) |
| Prepaid pension | **(2,072)** | (2,263) |
| Other | **(28)** | (21) |
| Total deferred tax liabilities | **(4,249)** | (4,458) |
| Net deferred tax assets (liabilities) | **$ 1,053** | $ 660 |

At April 30, 2010, the Company had federal tax credit carryforwards in the amount of $63,000 expiring beginning in 2020 and state tax credit carryforwards in the amount of $417,000, net of federal benefit, expiring beginning in 2011. Due to the expiration schedule of the tax credits and a review of future taxable income required to utilize such credits before their expiration, no valuation allowance was recorded at April 30, 2010.

**Note 5—Stock Options and Share-Based Compensation**

During fiscal year 2009, the stockholders approved the 2008 Key Employee Stock Option Plan (the "2008 Plan"), which allowed the Company to grant options on 300,000 shares of the Company's common stock. This plan replaced the Company's previous stock option plans, but certain unexercised options previously granted under the old plans remain outstanding. Under all plans, options are granted at not less than the fair market value at the date of grant and options are exercisable in such installments, for such terms (up to 10 years), and at such times, as the Board of Directors may determine at the time of the grant. At April 30, 2010, there were 221,375 shares available for future grants under the 2008 Plan.

During fiscal years 2010, 2009, and 2008, the Company granted stock options on 47,200, 38,500 and 36,100 shares, respectively. No options were granted in fiscal year 2007. The Company recorded stock-based compensation expense in accordance with ASC 718. In order to determine the fair value of stock options on the date of grant, the Company applied the Black-Scholes option pricing model. Inherent in the model are assumptions related to expected stock-price volatility, option life, risk-free interest rate, and dividend yield. For stock options granted during the fiscal years 2010, 2009, and 2008, the Company believes that its historical share option experience does not provide a reasonable basis upon which to estimate expected term. The stock options granted have the "plain-vanilla" characteristics as defined in SEC Staff Accounting Bulletin No. 107 (SAB 107). The Company utilized the Safe Harbor option "Simplified Method" to determine the expected term of these options in accordance with the guidance of SAB 107 for options granted. The Company intends to continue to utilize the "Simplified Method" for future grants in accordance with the guidance of SAB 110 until such time that the Company believes that its historical share option experience will provide a reasonable basis to estimate expected term. The fair value of the options granted as shown below was estimated using the Black-Scholes model with the following assumptions:

| | 2010 | 2009 | 2008 |
|---|---|---|---|
| Weighted average expected stock – price volatility | **46.02%** | 39.04% | 29.66% |
| Expected option life | **6.25 years** | 6.25 years | 6.25 years |
| Average risk-free interest rate | **2.76%** | 2.81% | 4.48% |
| Average dividend yield | **3.22%** | 1.82% | 2.73% |
| Estimated fair value of each option | **$4.42** | $5.16 | $4.12 |

The stock-based compensation expense is recorded over the vesting period (4 years) for the options granted, net of tax. The Company recorded $70,000, $46,000 and $16,000 compensation expense net of $51,000, $24,000 and $9,000 deferred income tax benefit in fiscal years 2010, 2009, and 2008, respectively. The remaining compensation expense of $330,000, net of $128,000 deferred income tax benefit, will be recorded over the remaining vesting periods.

The Company utilized treasury stock to satisfy stock options exercised during fiscal years 2010, 2009, and 2008. Stock option activity and weighted average exercise price is summarized as follows:

| | 2010 | | 2009 | | 2008 | |
|---|---|---|---|---|---|---|
| | Options | Price | Options | Price | Options | Price |
| Outstanding at beginning of year | **153,050** | **$12.25** | 136,550 | $11.50 | 157,350 | $10.03 |
| Granted | **47,200** | **12.66** | 38,500 | 14.69 | 36,100 | 14.90 |
| Canceled | **(3,825)** | **11.77** | (1,000) | 12.00 | (500) | 8.13 |
| Exercised | **(37,500)** | **10.22** | (21,000) | 11.86 | (56,400) | 9.61 |
| Outstanding at end of year | **158,925** | **12.86** | 153,050 | 12.25 | 136,550 | 11.50 |
| Exercisable at end of year | **66,656** | **11.67** | 87,475 | 10.35 | 100,450 | 10.28 |

The number of options outstanding and the number of options exercisable and their weighted average exercise price were within the following price ranges at April 30, 2010 are as follows:

| Exercise price range | **$ 9.10-$12.66** | **$14.69-$14.90** |
|---|---|---|
| Options outstanding | **85,200** | **73,725** |
| Weighted average exercise price | **$ 11.19** | **$ 14.79** |
| Weighted average remaining contractual life (years) | **5.76** | **7.84** |
| Aggregate intrinsic value | **$ 170,409** | **$ —** |
| Options exercisable | **39,200** | **27,456** |
| Weighted average exercise price | **$9.46** | **$14.83** |
| Aggregate intrinsic value | **$ 147,029** | **$ —** |

**Note 6—Accumulated Other Comprehensive Income (Loss)**
The Company's other comprehensive income (loss) consists of unrealized gains and losses on the translation of the assets, liabilities, and equity of its foreign subsidiaries, changes in the fair value of its cash flow hedge, and additional minimum pension liability adjustments, net of income taxes. The before tax income (loss), related income tax effect, and accumulated balances are as follows:

| $ in thousands | Cash Flow Hedge | Foreign Currency Translation Adjustment | Minimum Pension Liability Adjustment | Accumulated Other Comprehensive Income (Loss) |
|---|---|---|---|---|
| Balance at April 30, 2007 | $ — | $ 279 | $ (2,112) | $ (1,833) |
| Other comprehensive income | — | 64 | — | 64 |
| Unrecognized actuarial loss, defined benefit plans | — | — | (433) | (433) |
| Income tax effect | — | — | 161 | 161 |
| Balance at April 30, 2008 | — | 343 | (2,384) | (2,041) |
| Other comprehensive income (loss) | — | (633) | — | (633) |
| Unrecognized actuarial loss, defined benefit plans | — | — | (4,568) | (4,568) |
| Income tax effect | — | — | 1,721 | 1,721 |
| Balance at April 30, 2009 | — | (290) | (5,231) | (5,521) |
| Other comprehensive income (loss) | — | **307** | — | **307** |
| Change in fair value of cash flow hedge | **(49)** | — | — | **(49)** |
| Unrecognized actuarial loss, defined benefit plans | — | — | **377** | **377** |
| Income tax effect | **18** | — | **(30)** | **(12)** |
| Balance at April 30, 2010 | **$ (31)** | **$ 17** | **$ (4,884)** | **$ (4,898)** |

The Company's total comprehensive income for fiscal years 2010, 2009, and 2008 is summarized as follows:

| $ in thousands | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net earnings | **$3,572** | $4,247 | $3,134 |
| Other comprehensive income (loss) | **276** | (633) | 64 |
| Total comprehensive income | **$3,848** | $3,614 | $3,198 |

**Note 7—Commitments and Contingencies**
The Company entered into a 10-year operating lease for a new distribution center in fiscal year 2003. During fiscal years 2009 and 2007, the Company entered into several leases related to a new Enterprise Resource Planning System (ERP) that were classified as capital leases. The Company also leases some of its machinery and equipment under non-cancelable operating leases. Most of these leases provide the Company with renewal and purchase options, and most leases of machinery and equipment have certain early cancellation rights. Rent expense for these operating leases was $2,380,000, $1,928,000, and $1,923,000 in fiscal years 2010, 2009, and 2008, respectively. Future minimum payments under the above non-cancelable lease arrangements for the years ended April 30 are as follows:

| $ in thousands | Operating | Capital |
|---|---|---|
| 2011 | $ 1,981 | $ 94 |
| 2012 | 1,848 | 89 |
| 2013 | 1,193 | 37 |
| 2014 | 737 | — |
| 2015 | 608 | — |
| Thereafter | 1,346 | — |
| Total minimum lease payments | 7,713 | 220 |
| Less: amount representing interest | — | (19) |
| Capital lease obligation | $ 7,713 | $ 201 |

During fiscal year 2010, the Company entered into a construction contract for approximately $3,300,000 to expand the existing Statesville facilities. As of April 30, 2010, the Company had incurred approximately $682,000 of costs on the contract. The Company is involved in certain claims and legal proceedings in the normal course of business which management believes will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

## Note 8—Retirement Benefits

### Defined Benefit Plans

The Company has non-contributory defined benefit pension plans covering a significant number of salaried and hourly employees. These plans were amended as of April 30, 2005; no further benefits have been, or will be, earned under the plans subsequent to the amendment date, and no additional participants will be added to the plans. The defined benefit plan for salaried employees provides pension benefits that are based on each employee's years of service and average annual compensation during the last 10 consecutive calendar years of employment as of April 30, 2005. The benefit plan for hourly employees provides benefits at stated amounts based on years of service as of April 30, 2005. The Company uses an April 30 measurement date for its defined benefit plans. The change in projected benefit obligations and the change in fair value of plan assets for the non-contributory defined benefit pension plans for each of the years ended April 30 are summarized as follows:

| $ in thousands | 2010 | 2009 |
|---|---|---|
| **Accumulated Benefit Obligation, April 30** | **$15,775** | $13,421 |
| **Change in Projected Benefit Obligations** | | |
| Projected benefit obligations, beginning of year | **$13,421** | $13,851 |
| Interest cost | **951** | 895 |
| Actuarial loss | **2,122** | (698) |
| Actual benefits paid | **(719)** | (627) |
| Projected benefit obligations, end of year | **15,775** | 13,421 |
| **Change in Plan Assets** | | |
| Fair value of plan assets, beginning of year | **11,086** | 15,787 |
| Actual return (loss) on plan assets | **2,743** | (4,074) |
| Actual benefits paid | **(719)** | (627) |
| Fair value of plan assets, end of year | **13,110** | 11,086 |
| Funded status – over (under) | **$ (2,665)** | $ (2,335) |

| | 2010 | 2009 |
|---|---|---|
| **Amounts Recognized in the Consolidated Balance Sheets consist of:** | | |
| Noncurrent assets | **$ —** | $ — |
| Noncurrent liabilities | **(2,665)** | (2,335) |
| Net amount recognized | **$(2,665)** | $ (2,335) |
| **Amounts recognized in accumulated other comprehensive income (loss) consist of:** | | |
| Net actual loss | **$7,993** | $8,370 |
| Deferred tax benefit | **(3,109)** | (3,139) |
| After-tax actuarial loss | **$4,884** | $5,231 |
| **Weighted-Average Assumptions Used to Determine Benefit Obligations at April 30** | | |
| Discount rate | **6.00%** | 7.04% |
| Rate of compensation increase | **N/A** | N/A |
| **Weighted-Average Assumptions Used to Determine Net Periodic Benefit Cost for Years Ended April 30** | | |
| Discount rate | **7.04%** | 6.80% |
| Expected long-term return on plan assets | **8.75%** | 8.75% |
| Rate of compensation increase | **N/A** | N/A |

The components of the net periodic pension cost (income) for each of the fiscal years ended April 30 are as follows:

| $ in thousands | 2010 | 2009 | 2008 |
|---|---|---|---|
| Interest cost | **$ 951** | $ 895 | $ 858 |
| Expected return on plan assets | **(938)** | (1,353) | (1,459) |
| Recognition of net loss | **694** | 161 | 143 |
| Net periodic pension income | **$ 707** | $ (297) | $ (458) |

The estimated net actuarial loss for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the fiscal year 2011 is $597,000.

The Company's funding policy is to contribute to the plans when pension laws and economics either require or encourage funding. No contributions were made to the plans in fiscal years 2010, 2009, and 2008. The Company anticipates that contributions in the amount of $672,000 will be required for fiscal year 2011.

The following benefit payments are expected to be paid from the benefit plans in the fiscal years ended April 30:

| $ in thousands | Amount |
|---|---|
| 2011 | $ 792 |
| 2012 | $ 857 |
| 2013 | $ 919 |
| 2014 | $ 979 |
| 2015 | $1,036 |
| 2016-2020 | $5,779 |

The Company employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long-term. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are also reviewed to check for reasonability and appropriateness.

In fiscal years 2010, 2009, and 2008 the Company used a Yield Curve technique methodology to determine its GAAP discount rate. Under this approach, future benefit payment cash flows are projected from the pension plan on a projected benefit obligation basis. The payment stream is discounted to a present value using an interest rate applicable to the timing of each respective cash flow. The graph of these time-dependent interest rates is known as a yield curve. For the 2010 fiscal year, the interest rates comprising the Yield Curve are determined through a statistical analysis performed by the IRS and issued each month in the form of a pension discount curve. For this purpose, the universe of possible bonds consists of a set of bonds which are designated as corporate, have high quality ratings (AAA, AA, or A) from nationally recognized statistical rating organizations, and have at least $250 million in par amount outstanding on at least one day during the reporting period. A 1% increase/decrease in the discount rate for fiscal years 2010 and 2009 would decrease/increase pension expense by approximately $108,000 and $115,000, respectively.

The Company employs a total return investment approach, whereby a mix of equities and fixed-income investments are used to attempt to maximize the long-term return on plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. The target allocations based on the Company's investment policy was 65% in equity securities and 35% in fixed-income securities at April 30, 2010 and 2009. A 1% increase/decrease in the expected return on assets for fiscal years 2010 and 2009 would decrease/increase pension expense by approximately $107,000 and $155,000, respectively.

Plan assets by asset categories as of April 30, 2010 and 2009 were as follows:

| $ in thousands | 2010 | | 2009 | |
|---|---|---|---|---|
| **Asset Category** | **Amount** | **%** | **Amount** | **%** |
| Equity securities | **$ 8,827** | **67** | $ 6,254 | 56 |
| Fixed income securities | **3,994** | **30** | 4,630 | 42 |
| Cash and cash equivalents | **289** | **3** | 202 | 2 |
| Totals | **$13,110** | **100** | $11,086 | 100 |

The following table presents the fair value of the assets in our defined benefit pension plans at April 30, 2010:

| Asset Category | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Equity securities | $ 8,827 | $ — | $ — |
| Fixed income securities | 3,994 | — | — |
| Cash and cash equivalents | 289 | — | — |
| Totals | $13,110 | $ — | $ — |

Level 1 retirement plan assets include United States currency held by a designated trustee and equity funds of common and preferred securities issued by domestic and foreign corporations. These equity funds are traded actively on exchanges and price quotes for these shares are readily available.

**Defined Contribution Plan**

The Company has a defined contribution plan covering substantially all salaried and hourly employees. The plan provides benefits to all employees who have attained age 21, completed three months of service, and who elect to participate. The plan provides that the Company make matching contributions equal to 100% of the employee's qualifying contribution up to 3% of the employee's compensation, and make matching contributions equal to 50% of the employee's contributions between 3% and 5% of the employee's compensation, resulting in a maximum employer contribution equal to 4% of the employee's compensation. Additionally, the plan provides that the Company make a non-matching contribution for participants employed by the Company on December 31 of each year equal to 1% of the participant's qualifying compensation for that calendar year. The Company's contributions to the plan in fiscal years 2010, 2009, and 2008 were $862,000, $853,000, and $759,000, respectively.

**Note 9—Segment Information**

The Company's operations are classified into two business segments: Domestic Operations and International Operations. The Domestic Operations segment principally designs, manufactures, and installs scientific and technical furniture, including steel and wood laboratory cabinetry, fume hoods, flexible systems, worksurfaces, workstations, workbenches, and computer enclosures. The International Operations segment, which consists of four foreign subsidiaries as identified in Note 1, provides both the Company's products and services, including facility design, detailed engineering, construction, and project management from the planning stage through testing and commissioning of laboratories.

Intersegment transactions are recorded at normal profit margins. All intercompany balances and transactions have been eliminated. Certain corporate expenses shown below have not been allocated to the business segments.

The following table shows revenues, earnings, and other financial information by business segment for each of the three years ended April 30:

| $ in thousands | Domestic Operations | International Operations | Corporate | Total |
|---|---|---|---|---|
| **Fiscal Year 2010** | | | | |
| Revenues from external customers | **$ 87,561** | **$ 11,532** | **$ —** | **$ 99,093** |
| Intersegment revenues | **1,630** | **448** | **(2,078)** | **—** |
| Depreciation | **2,219** | **129** | **—** | **2,348** |
| Operating earnings (loss) before income taxes | **8,138** | **902** | **(3,369)** | **5,671** |
| Income tax expense (benefit) | **2,618** | **354** | **(1,051)** | **1,921** |
| Net earnings attributable to noncontrolling interest | **—** | **178** | **—** | **178** |
| Net earnings (loss) attributable to Kewaunee Scientific Corporation | **5,520** | **370** | **(2,318)** | **3,572** |
| Segment assets | **46,348** | **10,273** | **—** | **56,621** |
| Expenditures for segment assets | **2,575** | **1,664** | **—** | **4,239** |
| Revenues (excluding intersegment) to customers in foreign countries | **2,385** | **11,532** | **—** | **13,917** |
| **Fiscal Year 2009** | | | | |
| Revenues from external customers | $ 90,250 | $ 13,728 | $ — | $103,978 |
| Intersegment revenues | 2,362 | 1,031 | (3,393) | — |
| Depreciation | 2,221 | 42 | — | 2,263 |
| Operating earnings (loss) before income taxes | 8,141 | 1,366 | (2,731) | 6,776 |
| Income tax expense (benefit) | 2,743 | 428 | (907) | 2,264 |
| Net earnings attributable to noncontrolling interest | — | 265 | — | 265 |
| Net earnings (loss) attributable to Kewaunee Scientific Corporation | 5,398 | 673 | (1,824) | 4,247 |
| Segment assets | 45,598 | 6,931 | — | 52,529 |
| Expenditures for segment assets | 1,438 | 62 | — | 1,500 |
| Revenues (excluding intersegment) to customers in foreign countries | 668 | 13,728 | — | 14,396 |
| **Fiscal Year 2008** | | | | |
| Revenues from external customers | $ 73,768 | $ 15,742 | $ — | $ 89,510 |
| Intersegment revenues | 2,042 | 527 | (2,569) | — |
| Depreciation | 1,925 | 56 | — | 1,981 |
| Operating earnings (loss) before income taxes | 6,349 | 1,670 | (2,653) | 5,366 |
| Income tax expense (benefit) | 2,256 | 428 | (951) | 1,733 |
| Net earnings attributable to noncontrolling interest | — | 499 | — | 499 |
| Net earnings (loss) attributable to Kewaunee Scientific Corporation | 4,093 | 743 | (1,702) | 3,134 |
| Segment assets | 41,179 | 9,427 | — | 50,606 |
| Expenditures for segment assets | 2,519 | 27 | — | 2,546 |
| Revenues (excluding intersegment) to customers in foreign countries | 1,242 | 15,742 | — | 16,984 |

**Note 10—Consolidated Quarterly Data (Unaudited)**

Selected quarterly financial data for fiscal years 2010 and 2009 were as follows:

| $ in thousands, except per share amounts | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **Fiscal Year 2010** | | | | |
| Net sales | **$26,249** | **$27,088** | **$21,814** | **$23,942** |
| Gross profit | **5,764** | **6,210** | **4,685** | **4,744** |
| Net earnings | **1,168** | **1,444** | **654** | **484** |
| Less: net earnings (loss) attributable to the noncontrolling interest | **97** | **92** | **33** | **(44)** |
| Net earnings attributable to Kewaunee Scientific Corporation | **1,071** | **1,352** | **621** | **528** |
| Net earnings per share attributable to Kewaunee Scientific Corporation | | | | |
| Basic | **0.42** | **0.53** | **0.24** | **0.20** |
| Diluted | **0.42** | **0.53** | **0.24** | **0.20** |
| Cash dividends per share | **0.08** | **0.10** | **0.10** | **0.10** |
| **Fiscal Year 2009** | | | | |
| Net sales | $25,395 | $27,732 | $26,023 | $24,828 |
| Gross profit | 5,351 | 6,019 | 4,934 | 5,069 |
| Net earnings | 1,097 | 1,501 | 960 | 954 |
| Less: net earnings attributable to the noncontrolling interest | 116 | 37 | 78 | 34 |
| Net earnings attributable to Kewaunee Scientific Corporation | 981 | 1,464 | 882 | 920 |
| Net earnings per share attributable to Kewaunee Scientific Corporation | | | | |
| Basic | 0.38 | 0.57 | 0.35 | 0.36 |
| Diluted | 0.38 | 0.57 | 0.35 | 0.36 |
| Cash dividends per share | 0.08 | 0.08 | 0.08 | 0.08 |

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-18417, No. 333-98963, and No. 333-160276) of Kewaunee Scientific Corporation of our report dated July 16, 2010 relating to the consolidated financial statements and consolidated financial statement schedule, which report appears in this Form 10-K.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.
Charlotte, North Carolina

July 16, 2010

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

## Item 9A(T). Controls and Procedures

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are intended to ensure that the information required to be disclosed in our Exchange Act filings is properly and timely recorded, processed, summarized, and reported. Our management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures as of April 30, 2010 pursuant to Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that we are able to collect, process, record, and disclose, within the required time periods, the information we are required to disclose in the reports filed with the Securities and Exchange Commission. In designing disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and that management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Nevertheless, we believe that our disclosure controls and procedures are effective.

### Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of April 30, 2010.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

### Changes in Internal Control Over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

## Item 9B. Other Information

None.

PART III

## Item 10. Directors and Executive Officers of the Registrant

(a) The information appearing in the sections entitled "Election of Directors" and "Meetings and Committees of the Board" included in our Proxy Statement for use in connection with our annual meeting of stockholders to be held on August 25, 2010 (the " Proxy Statement") is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of our most recently completed fiscal year.

(b) The names and ages of our executive officers as of July 6, 2010 and their business experience during the past five years are set forth below:

Executive Officers

| Name | Age | Position |
|---|---|---|
| William A. Shumaker | 62 | President and Chief Executive Officer |
| D. Michael Parker | 58 | Senior Vice President, Finance, Chief Financial Officer, Treasurer and Secretary |
| K. Bain Black | 64 | Vice President, General Manager Technical Furniture Group |
| Dana L. Dahlgren | 54 | Vice President, Sales and Marketing Laboratory Products Group |
| Elizabeth D. Phillips | 33 | Vice President, Human Resources |
| David M. Rausch | 51 | Vice President, Construction Services |
| Kurt P. Rindoks | 52 | Vice President, Engineering and Product Development |
| Keith D. Smith | 41 | Vice President, Manufacturing |
| Sudhir K. (Steve) Vadehra | 63 | Vice President, International Operations |

*William A. Shumaker* has served as President of the Company since August 1999 and Chief Executive Officer since September 2000. He was elected a director of the Company in February 2000 and Chairman of the Board in February 2010. He served as the Chief Operating Officer from August 1998, when he was also elected as Executive Vice President, until September 2000. Mr. Shumaker served as Vice President and General Manager of the Laboratory Products Group from February 1998 to August 1998. He joined the Company in December 1993 as Vice President of Sales and Marketing.

*D. Michael Parker* joined the Company in November 1990 as Director of Financial Reporting and Accounting and was promoted to Corporate Controller in November 1991. Mr. Parker has served as Chief Financial Officer, Treasurer and Secretary since August 1995. He was elected Vice President of Finance in August 1995 and Senior Vice President of Finance in August 2000.

*K. Bain Black* joined the Company in August 2004 as the General Sales Manager for the Technical Products Group. He was elected Vice President and General Manager of the Technical Products Group, effective July 1, 2005. Prior to joining the Company, Mr. Black was Director of Marketing for Newton Instrument Company, a manufacturer of products for the telecom industry, from 2001 to 2003. Prior thereto, he was a partner and President of TechMetals, LLC beginning in 1997.

*Dana L. Dahlgren* joined the Company in November 1989 as a Regional Sales Manager and was promoted to Director of Sales and Marketing of the Laboratory Products Group in September 1998. Mr. Dahlgren was elected Vice President of Sales and Marketing of the Laboratory Products Group in June 2004.

*Elizabeth D. Phillips* joined the Company in August 2006 as Human Resources and Training Manager. She was promoted to Director of Human Resources in June 2007 and was elected Vice President of Human Resources in June 2009. Prior to joining the Company, she was Director of Human Resources for Vanguard Furniture Co., Inc., a manufacturer of household furniture, from April 2004 until August 2006.

*David M. Rausch* joined the Company in March 1994 as Manager of Estimating and was promoted to Southeast Regional Sales Manager in December 1996, then to Director of Sales for Network Storage Systems products in May 2000. In August 2001, he was promoted to Project Sales Manager, and in this position, he also had direct management responsibility for the Estimating Department. Mr. Rausch was elected Vice President of Construction Services in June 2007.

*Kurt P. Rindoks* joined the Company in January 1985 as an engineer. He was promoted to Director of Product Development in August 1991 and assumed the additional responsibilities of Director of Engineering in July 1995. He has served as Vice President of Engineering and Product Development since September 1996. Additionally, from May 1998 through October 2001, he served as General Manager of the Company's Resin Materials Division.

*Keith D. Smith* joined the Company in 1993 as a department supervisor in the Metal Plant and served as Resin Plant Manager from 1995 until April 2001 when he was promoted to Wood Plant Manager. He served as Wood Plant Manager until he assumed the position of Director of Manufacturing in November 2003, a position he held until he was promoted to Vice President of Manufacturing, effective July 1, 2005.

*Sudhir K. (Steve) Vadehra* joined the Company in October 1999. He was elected Vice President of International Operations in June 2004. He also has served as the Managing Director of Kewaunee Labway Asia Pte. Ltd., the Company's joint venture subsidiary in Singapore, since the subsidiary's formation in June 1998.

**Section 16(a) Beneficial Ownership Reporting Compliance**

The information appearing in the section entitled "Securities Ownership of Certain Beneficial Owners – Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

**Code of Ethics**

A copy of our code of ethics that applies to our Chief Executive Officer and Chief Financial Officer, entitled "Ethics Obligations for Chief Executive Officer and Employees with Financial Reporting Responsibilities," is available free of charge through our website at **www.kewaunee.com**.

**Audit Committee**

The information appearing in the section entitled "Election of Directors – Meetings and Committees of the Board" in our Proxy Statement is incorporated herein by reference.

**Item 11. Executive Compensation**

The information appearing in the sections entitled "Compensation Discussion and Analysis," "Compensation Tables," "Agreements with Certain Executives," and "Election of Directors – Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information appearing in the sections entitled "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the Proxy Statement is incorporated herein by reference.

The following table sets forth certain information as of April 30, 2010 with respect to compensation plans under which our equity securities are authorized for issuance:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) | Weighted average exercise price of outstanding options, warrants and rights (b) | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity Compensation Plans approved by Security Holders: | | | |
| 1991 Key Employee Stock Option Plan | 4,950 | $ 10.13 | — |
| 2000 Key Employee Stock Option Plan | 74,975 | $ 12.36 | — |
| 2008 Key Employee Stock Option Plan | 79,000 | $ 13.51 | 221,375 |
| Equity Compensation Plans not approved by Security Holders: | — | — | — |

Refer to Note 5 of the Company's consolidated financial statements for additional information.

## Item 13. Certain Relationships and Related Transactions

The information appearing in the sections entitled "Election of Directors" and "Agreements with Certain Executives" in the Proxy Statement is incorporated herein by reference.

## Item 14. Principal Accounting Fees and Services

The information appearing in the section entitled "Independent Registered Public Accounting Firm – Audit Fees and Non-Audit Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

**Item 15. Exhibits, Financial Statement Schedules**

The following documents are filed or incorporated by reference as part of this Annual Report:



(a)(2) Consolidated Financial Statement Schedule

**Schedule II – Valuation and Qualifying Accounts**
**Years Ended April 30, 2010, 2009, and 2008**
**(in thousands)**

| **Allowance for Doubtful Accounts:** | |
|---|---|
| Balance April 30, 2007 | $ 262 |
| Bad Debt Provision | 192 |
| Doubtful accounts written off (net) | (180) |
| Balance April 30, 2008 | 274 |
| Bad Debt Provision | 139 |
| Doubtful accounts written off (net) | (154) |
| Balance April 30, 2009 | 259 |
| Bad Debt Provision | **163** |
| Doubtful accounts written off (net) | **(163)** |
| Balance April 30, 2010 | **$ 259** |

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(a)(3) Exhibits

Exhibits required by Item 601 of Regulation S-K are listed in the Exhibit Index, which is attached hereto at pages 41 through 43 and which is incorporated herein by reference.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEWAUNEE SCIENTIFIC CORPORATION

By:/s/ William A. Shumaker

William A. Shumaker
President and Chief Executive Officer

Date: July 16, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the following persons on behalf of the Registrant and in the capacities and on the dates indicated have signed this report below.

(i) Principal Executive Officer

/s/ William A. Shumaker

William A. Shumaker
President and Chief Executive Officer

(ii) Principal Financial and Accounting Officer

/s/ D. Michael Parker

D. Michael Parker
Senior Vice President, Finance
Chief Financial Officer,
Treasurer and Secretary

(iii) A majority of the Board of Directors: July 16, 2010

| | |
|---|---|
| /s/ Margaret B. Pyle<br>Margaret B. Pyle | /s/ Silas Keehn<br>Silas Keehn |
| /s/ John C. Campbell, Jr.<br>John C. Campbell, Jr. | /s/ Eli Manchester, Jr.<br>Eli Manchester, Jr. |
| /s/ Wiley N. Caldwell<br>Wiley N. Caldwell | /s/ James T. Rhind<br>James T. Rhind |
| /s/ William A. Shumaker<br>William A. Shumaker | /s/ David S. Rhind<br>David S. Rhind |
| /s/ Patrick L. McCrory<br>Patrick L. McCrory | /s/Ross W. McCanless<br>Ross W. McCanless |

## BOARD OF DIRECTORS

**Wiley N. Caldwell**
Retired President
W.W. Grainger, Inc.

**John C. Campbell, Jr.**
Private Consultant

**Silas Keehn**
Retired President
Federal Reserve Bank of Chicago

**Eli Manchester, Jr.**
Retired Chairman of the Board
Kewaunee Scientific Corporation

**Ross W. McCanless**
Private Investor
Former Senior Vice President,
General Counsel and Secretary
Lowe's Companies, Inc.

**Patrick L. McCrory**
Sr. Director – Strategic Initiatives
Moore & Van Allen
Partner, McCrory & Company
Former Mayor of Charlotte, NC

**Margaret B. Pyle**
Attorney

**David S. Rhind**
General Counsel, North America
Hudson Highland Group, Inc.

**James T. Rhind**
Retired Attorney
Bell, Boyd & Lloyd LLP

**William A. Shumaker**
Chairman of the Board,
President, Chief Executive Officer
Kewaunee Scientific Corporation

---

## EXECUTIVE OFFICERS

**William A. Shumaker**
President
Chief Executive Officer

**D. Michael Parker**
Senior Vice President, Finance,
Chief Financial Officer,
Treasurer, Secretary

**K. Bain Black**
Vice President, General Manager
Technical Furniture Group

**Dana L. Dahlgren**
Vice President, Sales & Marketing
Laboratory Products Group

**Elizabeth D. Phillips**
Vice President, Human Resources

**David M. Rausch**
Vice President,
Construction Services

**Kurt P. Rindoks**
Vice President, Engineering
and Product Development

**Keith D. Smith**
Vice President, Manufacturing

**Sudhir K. Vadehra**
Vice President,
International Operations

---

## PRODUCT INFORMATION
Kewaunee Scientific Corporation products are available through a network of sales representatives, a national stocking distributor, and international subsidiaries.

For more information on the Company's laboratory furniture products, contact the LPG-Marketing Services Department in Statesville, NC; telephone: 704-873-7202.
On the Internet at http://www.kewaunee.com
E-mail: marketing@kewaunee.com

For more information on the Company's technical furniture products, contact the TFG-Customer Service Department in Statesville, NC; telephone: 704-873-7202.
On the Internet at http://www.kewaunee.com
E-mail: marketing-tfg@kewaunee.com.

## EMPLOYMENT OPPORTUNITIES
Individuals interested in employment with Kewaunee Scientific Corporation should contact the Vice President of Human Resources, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842. Employment opportunities are also listed on the Internet at http://www.kewaunee.com. Kewaunee Scientific Corporation is an equal opportunity employer.

## CORPORATE OFFICES
2700 West Front Street
Statesville, NC 28677-2927
P.O. Box 1842, Statesville, NC 28687-1842
Telephone: 704-873-7202
Facsimile: 704-873-1275
www.kewaunee.com

## STOCKHOLDER INFORMATION

**Financial Information**
The Company's Form 10-K financial report, filed annually with the Securities and Exchange Commission, may be obtained by stockholders without charge by writing the Secretary of the Company, Kewaunee Scientific Corporation, P.O. Box 1842, Statesville, NC 28687-1842.

The Company's common stock is listed on the NASDAQ Global Market.

Trading symbol KEQU

Recent financial information is available on the Internet at http://www.kewaunee.com.

**Notice of Annual Meeting**
The Annual Meeting of Stockholders of Kewaunee Scientific Corporation will be held at The Conference Center at UBS Tower, One North Wacker Drive, 2nd Floor, Chicago, IL on August 25, 2010, at 10:00 a.m. Central Daylight Time.

**Transfer Agent and Registrar**
All stockholder inquiries, including transfer-related matters, should be directed to: BNY Mellon Shareowner Services, LLC, Newport Office Center VII, 480 Washington Blvd., Jersey City, NJ 07301, Telephone: 800-288-9541.
Internet at http://www.bnymellon.com/shareowner.

**Independent Registered Public Accounting Firm**
Cherry, Bekaert & Holland, L.L.P.
Charlotte, NC


KEWAUNEE
Scientific Corporation

P.O. Box 1842 • Statesville NC 28687-1842
Phone: (704) 873-7202 • Fax: (704) 873-1275
www.kewaunee.com